THE
                                    WELLCARE
                                   MANAGEMENT
                                   GROUP, INC.

                               1999 Annual Report

                                TABLE OF CONTENTS

Letter to Shareholders                                                         3

Selected Consolidated Financial Data                                           4

Management's Discussion and Analysis of Financial Condition
     and Results of Operations                                                 6

Report of BDO Seidman, LLP, Independent Auditors                              13

Report of Deloitte & Touche, LLP, Independent Auditors                        14

Consolidated Balance Sheets as of December 31, 1999 and 1998                  15

Consolidated Statements of Operations for the years ended
     December 31, 1999, 1998, and 1997                                        17

Consolidated Statements of Capital Deficiency for the years
     ended December 31, 1999, 1998, and 1997                                  18

Consolidated Statements of Cash Flows for the years ended
     December 31, 1999, 1998, and 1997                                        20

Notes to Consolidated Financial Statements                                    21


Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Certain statements in this Annual Report are forward-looking statements and are not based on historical facts but are management's projections or best estimates. Actual results may differ from these projections due to risks and uncertainties. These risks and uncertainties include a variety of factors, including but not limited to the following: the Company's ability to continue as a going concern; the inability to meet HMO statutory net worth requirement for WCNY or WCCT; the absence of a commercial line of business in WCNY until at least June, 2000; that increased regulation will increase health care expenses; that increased competition in the Company's markets or change in product mix will unexpectedly reduce premium revenue; that the Company will not be successful in increasing membership growth; that there may be adverse changes in Medicare and Medicaid premium rates set by federal and state governmental agencies; that health care cost in any given period may be greater than expected due to unexpected incidence of major cases, natural disasters, epidemics, changes in physician practices, and new technologies; that the Company will be unable to successfully expand its operations into New York City, Westchester County and the State of Connecticut; and that major health care providers will be unable to maintain their operations and reduce or eliminate their accumulated deficits.

                             LETTER TO SHAREHOLDERS

June 27, 2000


To our Shareholders:


To say that the last twelve months have been among the most challenging of my life is an understatement. Last winter, I set out with my management team to turn WellCare, a company with a negative net worth in excess of $35 million, into a viable and profitable organization. Achieving this daunting goal has demanded all of my 35 years skills of education and practice in the art of medicine and the strategies of business, and perhaps more.

As of June 11, 1999, we have SETTLED A SIGNIFICANT portion of the company's OUTSTANDING CLAIMS AND LIABILITIES including, but not limited to, the mortgages, real and personal property leases, provider claims and legal liabilities. While we are, in my estimation, six months behind in our self imposed targeted goals, we have TAKEN TREMENDOUS GROUND on our way to revitalizing company operations TOWARD PERFORMANCE AND PROFIT.

QUALITY, COST-EFFECTIVE MEDICAL CARE for patients has been A GOAL of mine since I began practicing medicine many years ago. Our work with WellCare is a fulfillment of not only my beliefs, but ALSO THE FUTURE OF OUR COMPANY. The management team and I have formulated a plan to create a leading managed care organization. We have outlined our vision to the providers and employees of WellCare who are enthusiastic about the long-term plan. The comprehensive partnership, "Five P", partners with Providers, Physicians, Patients (members), Payors and the Plan to deliver caring, quality and affordable healthcare to every citizen of New York and Connecticut.

A partnership among the "Five Ps" is a critical element for positioning our company as one of the most successful in New York and Connecticut. We have strived to provide our partners with better tools, such as a new Management Information System. We are launching new training initiatives to assist our physicians in the plan and plan benefits to serve our patients better. We are RESEARCHING a way to help providers, physicians and patients access accurate and TIMELY INFORMATION VIA AN INTERACTIVE INTERNET-BASED SYSTEM.

All of these initiatives, along with our ongoing product improvement efforts, will continue to move us along the path of growth and profitability.

As long as we stay true to our vision of quality care and service for members and providers, I am confident WellCare will be one of the most provider/member-friendly health plans in the country.

Throughout the coming years, as we get back into the commercial market and experience new growth in Medicaid and Medicare plans, there is much for us all to be excited about for the future.

I thank you for your partnership along the way to success.


                                        Sincerely,

                                        /s/ Kiran C. Patel, M.D.
                                        ------------------------
                                            Kiran C. Patel, M.D.
                                        Chairman, President & CEO

                      SELECTED CONSOLIDATED FINANCIAL DATA

The following selected financial data have been derived from the Company's audited consolidated financial statements for the noted years and periods ended December 31st and should be read in conjunction with the consolidated financial statements, related notes and other financial information included elsewhere herein.

The selected financial data in the table as of December 31, 1999 is derived from the consolidated financial statements of the Company which have been audited by BDO Seidman, LLP, independent auditors. BDO Seidman, LLP was approved, by the Company's Board of Directors on January 5, 2000, as the Company's independent auditors (see Exhibits-Form 8K). The year-end consolidated financial statements and footnotes thereto, audited by BDO Seidman, LLP, are included elsewhere herein this Form 10K (See "Consolidated Financial Statements").

The selected financial data in the table as of December 31, 1998 and 1997, and for the periods ended December 31, 1998, 1997,1996 and 1995, are derived from the consolidated financial statements of the Company which have been audited by Deloitte & Touche, LLP, independent auditors. Deloitte & Touche, LLP were dismissed as the Company's independent auditors for the year ending December 31, 1999. This action was approved by the Company's Board of Directors on January 5, 2000 (see Exhibits- Form 8K).

STATEMENT OF OPERATIONS DATA:
(in millions, except per share data)

                                        YEAR ENDED DECEMBER 31,
                                -----------------------------------------
                                1999     1998     1997     1996     1995
                                ----     ----     ----     ----     ----
Revenue:                          ($)      ($)       ($)      ($)      ($)
   Premiums earned              110.5    142.7     142.1    157.2    144.5
   Interest and other income      2.0      1.7       1.8      3.9      8.0
                               ------   ------    ------  ------    ------
Total revenue                   112.5    144.4     143.9    161.1    152.5
                               ------   ------    ------  ------    ------
Expenses:
   Medical expenses             101.8    129.5     126.3   136.0     115.6
   General and administrative
     expenses                    22.7     32.6      34.5    39.3      30.3
   Depreciation and
     amortization expenses        1.1      6.0       3.6     3.3       2.3

Interest and other expenses       3.6      1.7       1.7     2.4       1.6
                               ------   ------    ------  ------    ------
Total expenses                  129.2    169.9     166.0   180.9     149.8
                               ------   ------    ------  ------    ------
(Loss)income before
   extraordinary gain
   and income taxes             (16.7)   (25.4)    (22.1)  (19.8)      2.8

Provision(benefit)for
   Income taxes                  (2.2)     5.5        --     (8.0)     1.1
                               ------   ------    ------  ------    ------
Net loss(income) before
 extraordinary item             (14.5)   (30.9)    (22.1)  (11.8)      1.7

Extraordinary gain, net of
tax of $2.2                      16.1       --        --                --
                               ------   ------    ------  ------    ------
Net income(loss)                  1.6    (30.9)    (22.1)  (11.8)      1.7

Preferred deemed dividend        (3.0)      --        --                --
                               ------   ------    ------  ------    ------
Net income(loss) available
to common shareholders           (1.4)   (30.9)    (22.1)  (11.8)      1.7
                               ======   ======    ======  ======    ======

                                        YEAR ENDED DECEMBER 31,
                                -----------------------------------------
                                1999     1998     1997     1996     1995
                                ----     ----     ----     ----     ----
Basic:                            ($)      ($)      ($)      ($)      ($)

Income/(loss) per share
Before extraordinary item       (1.13)   (4.36)    (3.52)  (1.87)     0.27
                               ======   ======    ======  ======    ======
Extraordinary gain               1.04       --        --      --        --
                               ======   ======    ======  ======    ======
Net income (loss) available
To common shareholders          (0.09)   (4.36)    (3.52)  (1.87)     0.27
                               ======   ======    ======  ======    ======

Weighted average shares
of common stock outstanding    15,489    7,081     6,299   6,296     6,250
                               ======   ======    ======  ======    ======

Diluted:

Income/(loss) per share
Before extraordinary item       (1.13)   (4.36)    (3.52)  (1.87)     0.26
                               ======   ======    ======  ======    ======
Extraordinary gain               1.04       --        --      --        --
                               ======   ======    ======  ======    ======
Net income (loss) available
To common shareholders          (0.09)   (4.36)    (3.52)  (1.87)     0.26
                               ======   ======    ======  ======    ======

Weighted average shares
of common stock outstanding    15,489    7,081     6,299   6,296     6,250
                               ======   ======    ======  ======    ======

BALANCE SHEET DATA:
(in thousands)
                                        YEAR ENDED DECEMBER 31,
                                -----------------------------------------
                                1999     1998     1997     1996     1995
                                ----     ----     ----     ----     ----
                                  ($)      ($)       ($)      ($)      ($)

Working capital/(deficiency)   (7,440) (26,055)   (5,115) 11,172    12,733
Total assets                   20,323   29,939    52,538  71,340    72,011
Long term debt                     --   15,078    25,852  26,467    19,209
Total liabilities              23,131   57,647    54,389  51,066    40,207
(Capital deficiency)
 Shareholders' equity          (2,808) (27,708)   (1,851) 20,274    31,804
------------------------

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein.

The Company's financial statements have been prepared assuming that the Company will continue is a going concern. The auditors' report states that "the Company's recurring losses from operations, working capital deficit, capital deficiency and failure to maintain 100% of the contingent reserve requirement for New York State and Connecticut Department of Insurance raise substantial doubt about its ability to continue as a going concern." (See Consolidated Financial Statements).

Certain statements in this Annual Report on Form 10-K are forward-looking statements and are not based on historical facts but are management's projections or best estimates. Actual results may differ from these projections due to risks and uncertainties. (see Business-Forward Looking Statements)

Legislative and regulatory proposals have been made at the federal and state government levels related to the health care system, including but not limited to limitations on managed care organizations (including benefit mandates) and reform of the Medicare and Medicaid programs. (see Business-Government Regulation)

GENERAL OVERVIEW

The Company has achieved net income in 1999 but sustained net operating losses in 1998 and 1997. At December 31, 1999, the Company has a working capital deficiency of $7.4 million. At December 31, 1999, WCNY and WCCT were not in compliance with the statutory net worth requirements in New York and Connecticut, respectively. The consummation of certain transactions in March 2000 has provided the Company with capital sufficient to meet its statutory compliance requirement. (See Business-Business Developments)

For the next few months, Management is focusing on improving customer service and bringing the company to operational profitability. To achieve these goals, we are working to strengthen its provider network for both WCNY and WCCT. We will put more emphasis on marketing in WCNY's Health Choice (Medicaid) and Child Health plus Products. The Medicare line of business will be reevaluated for profitability by each county. Also, for WCCT, we will start marketing only in the counties where our provider networks support the competitive pricing and servicing to our members. For a short period, we may see a significant drop in the membership in WCCT.

Once we achieve the above stability, Management plans to expand its product offerings in both the New York and Connecticut markets. These expansions may include re-entering into the commercial market in New York and applying to HCFA in order to offer the Medicare line of business in the State of Connecticut. We will expand these product portfolios only after stringent evaluation of market and profitability for the company.

Resources for raising external capital are limited due to past history of the company and the overall market sensitivity of the HMO business. Under the circumstances, the expansion goals will be only achieved through the cash flows generated by the company's current operations. In event of cash shortage, the company will have to implement various costs cutting measures, including but not limited to reducing work force, reducing commissions paid to brokers and agents and the selling of certain assets. Also, the company may have to raise financing through banks and other capital markets.

WellCare's principal source of revenue is premiums earned from the WellCare HMOs. Other revenue consists principally of interest and rental income. Premiums earned represented 98.2% of the Company's total revenue for the year ended December 31, 1999, and were less than the percentage recognized in 1998, after having declined in 1999 by 22.6%. In 1999, the average annual increase in WCCT commercial membership was offset by the decrease in WCNY commercial membership (see Business-GHI Transaction).

The Company's ability to achieve profitability is dependent on the facts discussed above and on reducing its medical expenses as a percentage of its premium revenue (the "medical loss ratio" or "MLR"). Although WellCare has initiated programs to reduce the MLR, the actions have not yet generated improvements sufficient to return the Company to profitability. Effective January 1999, WCNY did not renew its Medicare Risk contract in four counties (approximately 4,000 members) after reviewing its medical loss ratio in each of these counties. Effective June 1, 1999, WCNY sold its commercial business, including approximately 25,000 members, to GHI (see Business-GHI transaction).

The results of operations depend in large part on the Company's ability to predict, quantify and manage medical costs. Medical expenses consist of hospital charges, physician fees and related health care costs for its members. Medical expenses also include estimates for medical services incurred but not yet reported ("IBNR") to the Company, based on a number of factors, including hospital admission data and prior claims experience; adjustments, if necessary, are made to medical expenses in the period the actual claims costs are ultimately determined. A daily inventory of hospital days and patient stays by product line is maintained by medical management. Claims are entered and scanned into the claims system and then are available for examiners to either process, review and approve for payment, pend for additional information from the provider, or deny. All claims are entered into the system at charge rates and evaluated.

Ongoing studies for the three product lines provide the Company with the tools to estimate the percentage of pended claims to be paid relative to submitted charges. All claims paid, payable and pended are evaluated weekly and a projection of ultimate payables is estimated. Moreover, procedures are in place whereby the actual runoff of claims for each of the last twelve months versus the reserve for IBNR and the paid, pended, payable claims are reviewed for accuracy as compared to the original projections. This procedure is intended to allow the Company to continually estimate its unknown claims reserves and IBNR more effectively.

The Company believes that the process of trending the ultimate resolution of paid, payable, and pended claims allows the Company to analyze trends and changes in payments and utilization patterns and, therefore, react to medical costs on a proactive versus a reactive basis. The Company's recording of IBNR during 1999 and the first quarter of 2000 has, in retrospect, been for amounts less than subsequently incurred based on the actual settlement of claims. Although the Company continues its efforts to make this estimating process more accurate, and believes the IBNR estimates in the December 31, 1999 consolidated financial statements are adequate, there can be no assurance that IBNR reserve currently recorded will be sufficient to cover medical expenses ultimately incurred.

The Company seeks to control medical expenses through capitation arrangements with the Alliances/IPAs and with non-Alliance/IPA primary care physicians, capitation arrangements with certain specialty providers; and, through its quality improvement programs, utilization management. The Company also conducts reviews of hospital inpatient and outpatient services, and educational programs on effective managed care for its providers.

RESULTS OF OPERATIONS

The following table provides certain statement of operations data expressed as a percentage of total revenue and other statistical data for the years indicated:

                                            YEAR ENDED DECEMBER 31,
                                           --------------------------
                                           1999       1998       1997
                                           ----       ----       ----
Statement of Operations Data:

Revenue:
     Premiums earned                        98.2%      98.8%      98.8%
     Interest and other income               1.8        1.2        1.2
                                           -----      -----      -----
         Total revenue                     100.0      100.0      100.0

Expenses:
     Hospital services                      33.6       29.2       25.1
     Physician services                     52.5       57.9       58.5
     Other medical services                  4.4        2.6        4.2
                                           -----      -----      -----

        Total medical expenses              90.5       89.7       87.8
General and administrative                  20.1       22.6       24.0
Depreciation and amortization                1.0        4.1        2.5
Interest and other expenses                  3.2        1.2        1.1
                                           -----      -----      -----
         Total expenses                    114.8      117.6      115.4

Loss before extraordinary
     item and income taxes                 (14.8)     (17.6)     (15.4)
(Benefit) provision for
 income taxes                               (2.0)       3.8         --
                                           -----      -----      -----
Net loss before extraordinary
 item                                      (12.8)     (21.4)     (15.4)

Extraordinary gain, net of tax              14.2         --         --
                                           -----      -----      -----
Net income(loss)                             1.4      (21.4)     (15.4)

Preferred deemed dividend                   (2.6)        --         --
                                           -----      -----      -----
Net loss available
to common shareholders                      (1.2)%    (21.4)%    (15.4)%
                                           =====      =====      =====


Unaudited Statistical Data:

 HMO member months enrollment            655,985    854,909    901,295
 Medical loss ratio(1)                      92.1%      90.7%      88.8%
 General and administrative
  ratio(2)                                  20.1%      22.6%      24.0%
------------------------

(1) Total medical expenses as a percentage of premiums earned; reflects the combined rates of commercial, Medicaid, Full Risk Medicare and Medicare supplemental members. Medical expenses in 1998 include $730,216 of interest expense relating to "Prompt Pay" payments.

(2)  General and administrative expenses as a percentage of total revenue.


YEAR ENDED DECEMBER 31, 1999 COMPARED TO
YEAR ENDED DECEMBER 31, 1998

Premiums earned in 1999 decreased by 22.6%, or $32.2 million, to $110.5 from $142.7 million in 1998. Commercial premium revenue decreased 29.6%, or $20.6 million primarily resulting from the sale of WCNY's commercial line of business. The decrease in commercial premium revenue in WCNY exceeded the annual average membership and corresponding premium revenue in WCCT's commercial line of business. Medicare premium revenue decreased 7.9%, or $2.5 million, because of 11.0% decrease in member months. Medicaid premium revenue decreased 21.4% or $9.1 million, because of an approximate 50% decrease in member months. Interest income remained relatively consistent, and is primarily on float balance at company's operating accounts.

Medical expense decreased 21.4%, or $27.7 million, to $101.8 million in 1999 and increased as a percentage of premiums earned (the "medical loss ratio") from 90.7% in 1998 to 92.1% in 1999

General and administrative ("G&A") expenses decreased 31.0% or $10.0 million, to $22.7 million in 1999 from $32.6 million in 1998, and decreased as a percentage of total revenue (the G&A ratio") to 20.1% in 1999 from 22.6% in 1998. Included in G&A in 1998 is an expense of $2.8 million to reduce Property & Equipment to its net realizable value. The decrease resulted primarily from reductions in the provision for doubtful receivables ($3.1 million), marketing related costs ($1.9 million), and payroll and payroll related costs resulting from staff reductions and associated operating costs brought about by consummation of the Comprehensive and GHI Transactions (see Business-Business Developments).

Depreciation and amortization decreased approximately $4.9 million, or 80.9%, primarily because the Company has disposed the majority of its fixed assets and sold its WCNY's Commercial books of business to GHI. Interest expense increased 106.1% to $3.6 million due to the subordinated convertible debt inducement (See Business-Business Development).

Extraordinary income of approximately $18 million consists of claims settlement income. The claims settlement income resulted from settlement of commercial claims at forty-five percent of the accrued settlement amounts incurred prior to May 1, 1999.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO
YEAR ENDED DECEMBER 31, 1997

Premiums earned in 1998 increased by 0.4%, or $0.6 million, to $142.7 from $142.1 million in 1997. Commercial premium revenue decreased 17.8%, or $14.8 million, because of a 16.2%, or $13.5 million, decrease in membership and a 1.9% decrease in average rates. Medicaid premium revenue increased 7.3%, or $2.1 million, because of a 5.3%, or $1.5 million, increase in member months, and a 1.9% increase in average rates. The 1998 Medicaid premium revenue is net of a reduction of approximately $1.2 million to reflect retroactive reductions attributable to 1997 ($0.4 million) and 1996 ($0.8 million). Medicare premium revenue increased 45.6% or $13.3 million, because of a 39% or $11.4 million increase in member months and an increase in average member rates of 4.7%.

Interest income remained relatively consistent, and is primarily on amounts due the Company by Primergy, as more fully discussed in Note 5 of "Notes to the Consolidated Financial Statements", which amounts have been fully reserved.

Medical expense increased 2.6%, or $3.2 million, to $129.5 million in 1998, increased 8.1% on a PMPM basis, and increased as a percentage of premiums earned (the "medical loss ratio") from 88.8% in 1997 to 90.7% in 1998. The 1998 medical expense includes a $3.7 million charge for adverse development relating to 1997 and 1996 medical claims, less a credit of $0.8 million relating to the New York State distribution of surplus market stabilization pool funds relating to years 1993 to 1996. Medical expense for 1997 included a charge of $2.5 million for adverse development relating to medical claims reserves for 1996; a $1.7 million charge for the estimated liability related to NYSID's audit of the demographic pool payments and assessments for the years 1993-1996; and a reduction of $0.4 million for various adjustments related to prior periods. The 1997 medical expense does not reflect the $3.5 million of adverse development expense recorded in subsequent periods.

General and administrative ("G&A") expenses decreased 5.3% or $1.9 million, to $32.6 million in 1998 from $34.5 million in 1997, and decreased as a percentage of total revenue (the G&A ratio") to 22.6% in 1998 from 24.0% in 1997. Included in G&A in 1998 is an expense of $2.8 million to reduce Property & Equipment to its net realizable value. The decrease resulted primarily from reductions in the provision for doubtful receivables ($3.1 million), marketing related costs ($1.9 million), and payroll and payroll related costs resulting from staff reductions in January 1998 ($0.6 million), partially offset by increases relating to Y2K compliance $0.5 million) and broker commissions for WCCT ($0.5 million).

Depreciation and amortization increased approximately $2.4 million, or 65.6%, primarily because the Company amortized the remaining preoperational costs ($0.4 million), and amortized additional goodwill ($2.3 million). This reflects the Company's assessment of the value of these assets at December 31, 1998. Interestexpense increased 4.7% to $1.7 million due to the increased interest on the Note.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1999, the Company had a working capital deficiency of $7.4 million. At December 31, 1998 and December 31, 1997, the Company had working capital deficiencies of $26.1 and $5.1 million, respectively. The decreased deficiency is attributable primarily to the provider settlement agreements. The Company's requirements for working capital are principally to meet current obligation, to fund HMO operations and to maintain necessary regulatory reserves. In order to eliminate this deficiency, and to continue as a going concern, the Company was dependent upon the successful consummation of certain transactions which would provide capital sufficient to meet its financial obligations, including statutory compliance, and its achieving a return to profitability (see Business-Business Developments).

Net cash (used in)provided by operating activities in 1999 was approximately $10.0) million as compared to approximately $3.4 million in 1998. In 1997, net cash used in operating activities was approximately $4.8 million. Cash used in 1999 operating activities primarily resulted from an increase in medical costs payable of $10.1 million, a decrease in unearned premium revenue of $4.5 million, an increase in accounts receivable of $ 2.1 million, net income of $1.6 million and reductions of restricted cash requirements in WCNY of $1.5 million.

MANAGEMENT'S PLAN FOR EXPANSION AND PROFITABILITY

WellCare has made major strides in improving its financial conditon during the year 1999. Management plans to expand the membership in Child Health Plus and Medicaid line of business in WCNY upon commencement of marketing in the fourth quarter of 2000. Both of these lines of business have been profitable in the year 1999. On the other hand, management is taking a cautious approach in WCNY's Medicare line of business and WCCT's Comercial line of business. Also, the cost cutting measures and management's agreement with Comprehensive has allowed the Company to reduce its expense for administrative costs.

THE YEAR 2000

The Company's computer operations, systems and related operating procedures are adequate to meet its business needs. The Company's information processing and backup systems, as well as security policies, practices and procedures are evaluated by management on a regular basis and revised as required.

The Company sold or assigned substantially all of its computer equipment in June 1999 (see Business-Patel and GHI Transactions). The Company has also contracted with a related party to have all of its data processing/MIS requirements managed by an outside source (see Business-Comprehensive Transaction). The Company did not experience any Y2K problems.

MEDICAL COST INFLATION AND PROFITABILITY RISK

The Company's profitability depends, in part, on the continued process of successfully integrating and efficiently restructuring existing and acquired health care operations. The success and efficiency factors associated with this process include, however not limited to the following:

     o Effective and timely integration of management, information systems, and products,

     o Health care industry expertise and method applied throughout a more extensive membership base, and

     o The elimination and consolidation of duplicate administrative and customer service functions.

Medical costs had continued to rise at a higher rate than expected throughout 1999 and into the year 2000. Factors which have contributed to cost increases comprise increases in the areas of utilization, provider contract rates and non-contracted provider charges. Additional factors include enactment of adverse legislation and regulation, applicable health practice and medical technology changes and other unexpected increased cost factors. The Company believes its premiums increases, capitation arrangements and other cost control measures mitigate, but do not wholly offset, the effects of medical cost inflation on its operations. However, the inability to increase premiums could negatively impact the Company's future earnings.

Other medical cost concerns regard cost for actual medical claims exceeding estimates,thereby having negative reserve implications. Periodic estimates using historical claim experience and applicable adjustments of medical claims payable are reflected and determined through IBNR. Definitive understanding of cost factors concerning the medical claim payable analysis process is imperative, as the primary key for this estimation process is application of historical claim experience and comprehensive judgement. The Company is cognizant to the fact that the estimation process is greatly affected by changes in medical cost trends and claim payment patterns. This is especially discernable through the Company's ability to react accordingly to unexpected changes, either directly or indirectly, affecting this process.

QUANTITIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is exposed to minimal interest rate risk primarily through its short-term investments and not through its borrowing activities because in June 1999, the Company retired its long-term debt. This included conversion into equity by The 1818 Fund II, L.P. (see Business-1818 Fund Transaction); and, settlement by the Company of its mortgages with Key Bank and Premier National Bank (see Business-Key Bank and Premier Bank Transactions). There were no fluctuations in interest rates for these obligations between December 31, 1998 and the date of retirement. Although there is inherent risk for any replacement borrowings, the extent of this is not quantifiable or predictable because of the restructuring of the Company as a result of the June transactions (see Business-Business Developments).

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On January 5, 2000 the Company filed Form 8K, Current Report, pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934. The purpose of this filing was to report a dismissal of the registrant's certifying accountant in accordance to Item 304 of Regulation S-K (Sec. 229.304) of the Securities Act of 1933.

Deloitte & Touche LLP was previously the independent auditor for The WellCare Management Group, Inc. Effective December 30, 1999, Deloitte & Touche LLP was dismissed from such capacity.

Deloitte & Touche's report on the Company's financial statements for the years ended December 31, 1997 & 1998 did state that there was substantial doubt about the Company's ability to continue as a going concern. The auditor's statement was based upon the Company's recurring losses from operations, working capital deficit, deficiency in assets and failure to maintain 100% of the contingent reserve requirements of the New York State Department of Insurance. Other than this , Deloitte & Touche's report on the Company's financial statements for 1998 and 1997 did not contain an adverse opinion or disclaimer of opinion, and was neither qualified nor modified as to uncertainty, audit scope, or accounting principles.

The Company's decision to dismiss Deloitte & Touche as its independent auditors was recommended and approved by its Board of Directors.

Deloitte & Touche LLP had a disagreement with the Company's previous management during the 1997 audit. The disagreement concerned the need for a valuation allowance relating to deferred tax assets of the Company. The Company adhered to Deloitte & Touche's request that an investment banker's opinion be obtained as to the valuation of certain assets, which could be sold by the Company. Pursuant to a tax planning strategy, the matter was resolved to the satisfaction of Deloitte & Touche LLP. If Deloitte & Touche LLP had not been satisfied as to this disagreement, their report on the Company's financial statements for the year ended December 31, 1997 would have made reference to this matter. Deloitte & Touche LLP discussed the above noted matter with the Company's previous Board of Directors. The Company has given authorization to Deloitte & Touche LLP to respond fully to the inquiries of BDO Seidman LLP regarding the afforementioned disagreement.

Other than the resolved matter noted above, there were no other disagreements with Deloitte & Touche LLP concerning the Company's two most recent fiscal years and any subsequent period preceding their dismissal on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, where the noted disagreement(s), if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused them to make reference to the subject matter of disagreement(s) in connection with their opinion.

During the Company's two most recent fiscal years and any subsequent interim period preceding such dismissal, the Company has had no reportable events as defined in Item 304 (a) (1) (v) of Regulation S-K.

At January 5, 2000 the Company filed Form 8K, Current Report, pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934. The purpose of this filing was to report the engagement of the Company's certifying accountant in accordance to Item 304 of Regulation S-K (Sec. 229.304) of the Securities Act of 1933.

For the year ending December 31, 1999, BDO Seidman LLP was engaged by The WellCare Management Group, Inc. as its independent auditor. The engagement of BDO Seidman LLP was approved by the Company's Board of Directors. Deloitte & Touche LLP was dismissed as the Company's auditors, as noted above, effective December 30, 1999. The dismissal was reported by the Company on Form 8K, filed on January 5, 2000.

During the past two fiscal years and any subsequent interim period prior to engaging BDO Seidman LLP, the Company has not consulted BDO Seidman, LLP regarding: (i) either the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the financial statements of the Company, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304 (a) (1)
(iv) of Regulation S-K) or a reportable event (as defined in Item 304 (a) (1)
(v) of Regulation S-K).


                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of The Well Care Management Group, Inc.
Tampa, Florida


We have audited the accompanying consolidated balance sheet of the Well Care Management Group, Inc (the "Company") as of December 31, 1999, and the related consolidated statements of operations, capital deficiency and cash flows for the year ended December 31, 1999. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company, as of December 31, 1999, and the results of its operations and its cash flows for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1n and 21 to the consolidated financial statements, the Company's recurring losses from operations, working capital deficit, capital deficiency and failure to maintain 100% of the contingent reserve requirement of the New York State and Connecticut Departments of Insurance raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 21. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


BDO Seidman, LLP
Miami, Florida
April 12, 2000

To the Board of Directors and Shareholders of The Well Care Management Group, Inc.
Kingston, New York


We have audited the accompanying consolidated balance sheet of the Well Care Management Group, Inc (the "Company") as of December 31, 1998, and the related consolidated statements of operations, capital deficiency and cash flows for each of the two years in the period ended December 31, 1998. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company, as of December 31, 1998, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1n and 21 to the consolidated financial statements, the Company's recurring losses from operations, working capital deficit, deficiency in assets and failure to maintain 100% of the contingent reserve requirement of the New York State Department of Insurance raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 21. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Deloitte & Touche, LLP
New York, New York
May 11, 1999

                        WELL CARE MANAGEMENT GROUP, INC.
                           CONSOLIDATED BALANCE SHEETS
                  (In thousands of dollars, except share data)


DECEMBER 31,                                                                       1999                    1998
----------------------------------------------------------------------------------------------------------------
ASSETS

     CURRENT ASSETS
         Cash and cash equivalents                                             $   7,235               $   6,393
         Short-term investments - available for sale                                   5                       2
         Accounts receivable (net of allowance for doubtful accounts of
           $434 in 1999 and $2,808 in 1998)                                        4,385                   2,240
         Notes receivable (net of allowance for doubtful accounts of
           $1,889 in 1999 and $7,774 in 1998)                                         --                      56
         Advances to participating providers                                         586                      56
         Other receivables (net of allowance for doubtful accounts
         of $500 in 1999 and $- in 1998)                                           2,414                   1,378
         Taxes receivable                                                            284                     284
         Prepaid expenses and other current assets                                   782                     541
         Property and equipment disposed of in 1999                                   --                   5,564
----------------------------------------------------------------------------------------------------------------
Total current assets                                                              15,691                  16,514

PROPERTY AND EQUIPMENT, net                                                          756                   2,145

OTHER ASSETS
     Restricted cash                                                               3,773                   5,286
     Notes receivable (net of allowance for doubtful accounts of
       $1,108 in 1999 and $1,108 in 1998)                                             --                      --
     Goodwill (net of amortization of $5,299 in 1998)                                 --                   4,431
     Other non-current assets (net of allowance for doubtful accounts of $1,376 in 1999 and $1,376 in 1998 and accumulated
         amortization of $- in 1999 and $1,241 in 1998)                              103                   1,563
----------------------------------------------------------------------------------------------------------------
Total                                                                          $  20,323               $  29,939
----------------------------------------------------------------------------------------------------------------

LIABILITIES AND CAPITAL DEFICIENCY
CURRENT LIABILITIES
     Current portion of long-term debt                                         $     850               $   5,791
     Medical costs payable                                                        18,280                  26,404
     Accounts payable                                                                359                   1,321
     Accrued expenses and other                                                    1,384                   2,286
     Unearned income                                                               2,258                   6,767
----------------------------------------------------------------------------------------------------------------
Total current liabilities                                                         23,131                  42,569

LONG-TERM LIABILITIES
     Long-term debt and other, less current portion                                   --                  15,078
----------------------------------------------------------------------------------------------------------------
Total liabilities                                                                 23,131                  57,647
----------------------------------------------------------------------------------------------------------------

DECEMBER 31,                                                                       1999                    1998
----------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES
CAPITAL DEFICIENCY
     Series A voting preferred stock ($ .01 par value; 100,000 shares
         authorized, none issued and outstanding)                                     --                      --
     Series B non-voting preferred stock ($.01 par value; 100,000
         shares authorized, none issued and outstanding)                              --                      --
     Class A common stock ($.01 par value; 1,109,292 shares
         authorized, 313,555 and 994,302 shares issued and
         outstanding in 1999 and 1998, respectively)                                   3                      10
     Common stock ($.01 par value; 75,000,000 and 20,000,000
         shares authorized, 38,697,940 and 6,567,940 shares issued
         and outstanding in 1999 and 1998, respectively)                             386                      65
     Additional paid-in capital                                                   54,585                  31,612
     Accumulated deficit                                                        (61,693)                (65,884)
     Accumulated comprehensive income                                                  1                       1
     Statutory reserve                                                             4,112                   6,695
----------------------------------------------------------------------------------------------------------------
                                                                                 (2,606)                (27,501)
PLUS:
     Notes receivable from shareholders                                              --                      (5)
     Treasury stock (at cost; 12,850 shares of common stock
        in 1999 and 1998)                                                          (202)                   (202)
----------------------------------------------------------------------------------------------------------------
Total capital deficiency                                                         (2,808)                (27,708)
----------------------------------------------------------------------------------------------------------------
Total                                                                          $  20,323               $  29,939
================================================================================================================


          See accompanying notes to consolidated financial statements.

                        WELL CARE MANAGEMENT GROUP, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (In thousands of dollars, except per share data)

YEARS ENDED DECEMBER 31,                                               1999               1998              1997
----------------------------------------------------------------------------------------------------------------
REVENUE:
     Premiums earned                                              $ 110,516          $ 142,742         $ 142,115
     Administrative fee income                                          198                 21                --
     Interest and investment income                                     693              1,189             1,234
     Other income                                                     1,102                497               521
----------------------------------------------------------------------------------------------------------------
Total revenue                                                       112,509            144,449           143,870
----------------------------------------------------------------------------------------------------------------
EXPENSES:
     Medical expenses                                               101,798            129,494           126,251
     General and administrative expenses                             22,659             32,641            34,485
     Depreciation and amortization expense                            1,147              6,001             3,624
     Interest expense                                                 3,565              1,730             1,652
----------------------------------------------------------------------------------------------------------------
Total expenses                                                      129,169            169,866           166,012
----------------------------------------------------------------------------------------------------------------
Loss before income taxes and extraordinary item                     (16,660)           (25,417)          (22,142)
(Benefit) provision for income taxes                                 (2,152)             5,441                --
----------------------------------------------------------------------------------------------------------------
Net loss before extraordinary item                                  (14,508)           (30,858)          (22,142)
Extraordinary gain, net of tax of $2,152                             16,116                 --                --
----------------------------------------------------------------------------------------------------------------
Net income (loss)                                                     1,608            (30,858)          (22,142)
Preferred stock deemed dividend                                      (3,043)                --                --
----------------------------------------------------------------------------------------------------------------
Net loss available to common shareholders                        $   (1,435)         $ (30,858)        $ (22,142)
----------------------------------------------------------------------------------------------------------------
Loss per share before extraordinary item - basic and diluted     $   (1.13)         $   (4.36)        $   (3.52)
----------------------------------------------------------------------------------------------------------------
Extraordinary gain - basic and diluted                           $    1.04          $      --         $      --
----------------------------------------------------------------------------------------------------------------
Net loss available to common shareholders - basic and diluted    $   (0.09)         $   (4.36)        $   (3.52)
----------------------------------------------------------------------------------------------------------------
Weighted average shares of common stock outstanding                  15,489              7,081             6,299
================================================================================================================


          See accompanying notes to consolidated financial statements.

                        WELL CARE MANAGEMENT GROUP, INC.
                  CONSOLIDATED STATEMENTS OF CAPITAL DEFICIENCY
                            (In thousands of dollars)

                                              CLASS A
                                              AND                                                         ACCUMULATED
                                              CLASS B      CLASS A            ADDITIONAL                 COMPREHENSIVE
                                              PREFERRED    COMMON    COMMON     PAID-IN   ACCUMULATED      INCOME
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997  STOCK        STOCK      STOCK     CAPITAL     DEFICIT        (LOSS)
-----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                   $   --       $   14     $   49     $ 26,624   $(12,121)          (11)
Conversion of Class A common shares to
  common shares                                  --           (3)         3           --         --            --
Adjustment to treasury stock                     --           --         --           --         --            --
Repayments/reclassification of shareholders'
  notes - net                                    --           --         --           --         --            --
Net loss                                         --           --         --           --    (22,142)           --
Other comprehensive income - unrealized
  holding gains                                  --           --         --           --         --            11
Comprehensive loss                               --           --         --           --         --            --
Transfer to statutory reserve                    --           --         --           --       (724)           --
-----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                       --           11         52       26,624    (34,987)           --
Conversion of subordinated convertible
  note into common shares                        --           --         12        4,988         --            --
Conversion of Class A common shares
  to common shares                               --           (1)         1           --         --            --
Net loss                                         --           --         --           --    (30,858)           --
Other comprehensive income -
  unrealized holding gains                       --           --         --           --         --             1
Comprehensive loss                               --           --         --           --         --            --
Transfer to statutory reserve                    --           --         --           --        (39)           --
-----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                       --           10         65       31,612    (65,884)            1
Conversion of subordinated convertible
  note and accrued interest into preferred
  stock                                           1           --         --       15,240         --            --
Subordinated convertible debt inducement         --           --         --        3,046         --            --
Preferred stock issued for cash                   1           --         --        4,999         --            --
Conversion of preferred stock to common
  shares                                         (2)          --        314         (312)        --            --
Conversion of Class A common shares to
  common shares                                  --           (7)         7           --         --            --
Net income                                       --           --         --           --      1,608            --
Other comprehensive income -
  unrealized holding gains                       --           --         --           --         --            --
Comprehensive income                             --           --         --           --         --            --
Repayment of loan receivable                     --           --         --           --         --            --
Transfer from statutory reserve                  --           --         --           --      2,583            --
-----------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                   $   --       $    3     $  386     $ 54,585   $(61,693)            1
=======================================================================================================================

                        WELL CARE MANAGEMENT GROUP, INC.
                  CONSOLIDATED STATEMENTS OF CAPITAL DEFICIENCY
                            (In thousands of dollars)

                                                                                          TOTAL
                                                                                          (CAPITAL
                                                         NOTES                            DEFICIENCY)
                                        STATUTORY        RECEIVABLE-       TREASURY       SHAREHOLDERS'
                                         RESERVE         SHAREHOLDERS      STOCK          EQUITY
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996              $  5,932         $    (6)          $ (207)         20,274
Conversion of Class A common shares
  to common shares                            --              --               --              --
Adjustment to treasury stock                  --              --                5               5
Repayments/reclassification of
  shareholders' notes - net                   --               1               --               1
Net loss                                      --              --               --         (22,142)
Other comprehensive income -
  unrealized holding gains                    --              --               --              11
Comprehensive income (loss)                   --              --               --         (22,131)
Transfer to statutory reserve                724              --               --              --
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                 6,656              (5)            (202)         (1,851)
Conversion of subordinated convertible
  note into common shares                     --              --               --           5,000
Conversion of Class A common shares to
  common shares                               --              --               --              --
Net loss                                      --              --               --         (30,858)
Other comprehensive income-unrealized
  holding gains                               --              --               --               1
Comprehensive income (loss)                   --              --               --         (30,857)
Transfer to statutory reserve                 39              --               --              --
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                 6,695              (5)            (202)        (27,708)
Conversion of subordinated convertible
  note and accrued interest into
  preferred stock                             --              --               --          15,241
Subordinated convertible debt inducement      --              --               --           3,046
Preferred stock issued for cash               --              --               --           5,000
Conversion of preferred stock to
  common shares                               --              --               --              --
Conversion of Class A common shares
  to common shares                            --              --               --              --
Net income                                    --              --               --           1,608
Other comprehensive income-unrealized
  holding gains                               --              --               --              --
Comprehensive income (loss)                   --              --               --           1,608
Repayment of loan receivable                  --               5               --               5
Transfer from statutory reserve           (2,583)             --               --              --
---------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999              $  4,112         $    --           $ (202)         (2,808)
=====================================================================================================================


          See accompanying notes to consolidated financial statements.

                        WELL CARE MANAGEMENT GROUP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (In thousands of dollars)

YEARS ENDED DECEMBER 31,                                                  1999             1998             1997
----------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
     Net income (loss)                                               $  1,608         $(30,858)        $(22,142)
     Adjustments to reconcile net income (loss) to net cash
        (used in) provided by operating activities:
         Depreciation and amortization                                  1,147            6,001            3,624
         Decrease (increase) in deferred taxes                             --            5,441               --
         Interest expense on inducement                                 3,046               --               --
         Loss on impaired assets                                           --            2,812               --
         Loss (gain) on sale of assets and other                         (218)               1              103
         Extraordinary gain on claim settlements                      (18,268)              --               --
     Changes in assets and liabilities:
         Decrease (increase) in accounts receivable - net              (2,145)           4,562            1,331
         Decrease (increase) in accounts receivable -
            non-current-net                                                --              225              530
         Decrease (increase) in other receivables - net                (1,036)           3,328              732
         Decrease (increase) in taxes receivable/payable                   --               --            6,885
         Decrease (increase) in prepaid expenses and other                590              (19)            (122)
         Decrease in restricted cash                                    1,513              485              896
         Decrease (increase) in advances to participating providers      (531)           2,804             (540)
         (Increase) in other non-current assets - excluding
            preoperational costs and accounts and other receivables        --             (205)             (89)
         Increase (decrease) in accounts payable and accrued expenses  (1,370)          (1,303)           1,230
         Increase (decrease) in medical costs payable                  10,145            9,083            1,356
         Increase (decrease) in unearned income                        (4,509)           1,083            1,436

----------------------------------------------------------------------------------------------------------------
Net cash (used in)provided by operating activities                    (10,028)           3,440           (4,770)
----------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
     Proceeds from sale of assets                                       5,015               --               --
     Purchase of property and equipment                                   (56)            (657)            (314)
     Proceeds from notes receivable                                        61               --               --
     Decrease in notes receivable                                          --              745              653
     Sale of investments                                                   --              101              811
     Other investing activities - net                                      --                1               11
----------------------------------------------------------------------------------------------------------------
Net cash provided by investing activities                               5,020              190            1,161
----------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
     Repayment of notes payable and long-term debt                         --             (605)            (898)
     Proceeds from issuance of stock and treasury stock - net              --               --                5
     Proceeds from issuance of preferred stock                          5,000               --               --
     Proceeds from loan                                                   850               --               --
     Other financing activities - net                                      --               --                1

----------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities                     5,850             (605)            (892)
----------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                      842            3,025           (4,501)
Cash and cash equivalents, beginning of period                          6,393            3,368            7,869
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                             $  7,235         $  6,393         $  3,368
================================================================================================================


          See accompanying notes to consolidated financial statements.

                        WELL CARE MANAGEMENT GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Well Care Management Group, Inc. ("Well Care" or the "Company"), a New York corporation, owns, operates and provides management services to health maintenance organizations ("HMOs"). An HMO is an organization that accepts contractual responsibility for the delivery of a stated range of health care services to its enrollees for a predetermined, prepaid fee. Well Care of New York, Inc. ("WCNY"), a wholly-owned subsidiary, operates as an HMO in New York State. WCNY has a certificate of authority under Article 44 of the New York State Public Health Law to operate in 25 counties in the Hudson River Valley, Mohawk River Valley, Albany and Leatherstocking regions of New York State, Westchester County and in four counties in New York City. WCNY is a mixed IPA/Direct Contract model HMO. Under this type of arrangement, agreements are entered into with regional health care delivery networks currently organized as independent practice associations ("IPAs" or "Alliances"), which in turn contract with providers to render health care services to an HMO's enrollees, and directly with individual primary care physicians or physician groups for the provision of such medical care. In prior years, WCNY entered into contracted arrangements with a majority of its primary care physicians and specialists through contracts with the Alliances to provide health care services to WCNY's commercial and Medicaid members. Initially, each Alliance was a professional corporation that then contracted with individual primary care physicians and specialists to provide health care services. At inception, there were four Alliances with different equity owners. Effective June 1997, the Alliances converted into IPAs by establishing new corporations. Effective October 1995, WCNY entered into three year agreements with each of the Alliances to capitate them at specified per member per month ("PMPM") rates designated to cover the cost of all health care services provided to HMO members. These agreements originally provided for periodic increases, ranging from 1% to 6% for the period from October 1995 through December 1998.

In an effort to improve the profitability of WCNY and the Alliances, WCNY entered into a letter of understanding with the Alliances in September 1996 to restructure its capitation arrangements. Pursuant to the terms of the restructured arrangement, WCNY reassumed the risk for certain previously capitated services, and reduced the capitation rate paid for certain services which continued to be provided by the IPAs. WCNY capitated the Alliances for physician services, both primary care and specialty services, on a PMPM basis for each HMO member except for physician services in the areas of certain diagnostics and mental health substance abuse, which WCNY capitated through contracts with certain other regional integrated delivery systems.

Each IPA, in turn, capitates its IPA primary care physician from the monthly payments received from WCNY with a fixed monthly payment for each HMO member designating the IPA physician as their primary care provider, retaining and allocating the balance to a group risk pool for payment to specialists. Specialists are compensated on a fee-for-service basis by each IPA which disburses payments to these specialists. To the extent the risk pools are insufficient to cover the specialists' fees, the amounts paid to the specialists as a group can be proportionately reduced, up to a maximum of 30%. To the extent the risk pools are still insufficient to cover the specialists' fees after a maximum reduction, a portion of the capitation payments to primary care physicians can be withheld to cover the specialists' fees after the reduction. Primary care physicians and specialists are furnished with periodic utilization reports and the IPAs' accounts are reconciled periodically.

In April 1998, WCNY entered into service agreements with four IPAs wholly owned by Primergy, Inc. ("Primergy") (see Note 5). These agreements amended and restated the prior agreements with two professional corporations managed by Primergy. Consistent with the prior agreements, the new agreements grant the IPAs the exclusive right to contract with primary care physicians in a six county geographic region in the mid-Hudson Valley. The term of the agreements is ten years, subject to earlier termination under certain conditions, including following a failure of the parties to renegotiate rates in the event that a potential investor (the "Investor") did not exercise its right to acquire Primergy. In July 1998, following expiration of the Investor's option to purchase Primergy, WCNY notified Primergy of its intent to renegotiate rates. Since a new agreement has not been reached within 120 days after June 30, 1998, either the Company or the respective IPA has the option to terminate the contract. The parties continue to negotiate the terms of the new agreement and there can be no assurance that the contracts will be successfully renegotiated and not terminated by either the Company or the respective IPAs.

In October 1998, WCNY entered into a service agreement with a fifth IPA owned by Primergy to provide non-exclusive service in the Capital District region. Subsequently, the Company entered into discussions with Primergy and another potential investor ("New Investor") whereby the New Investor expressed an interest in acquiring Primergy, repaying certain of the debt owed to the Company by Primergy, amending certain terms of the IPA service agreements, and obtaining the right to manage certain aspects of WCNY's business relating to its relationships with the IPAs owned by Primergy. These discussions have not resulted in the consummation of any transaction involving the Company, nor can there be any assurance that a transaction will be consummated in the future.

In January 1999, WCNY amended the service agreements with the IPAs owned by Primergy to add Medicare risk as a product for which the IPAs would arrange for the provision of physician primary care and specialty services and certain other agreed upon health care services.

Well Care of Connecticut, Inc. ("WCCT"), a wholly-owned subsidiary of WCNY, operates as an IPA model HMO in the state of Connecticut. Under this type of arrangement, agreements are entered into with IPAs and Physicians Health Organizations ("PHOs") and individual physicians for the provision of all medical care to WCCT's enrollees for a specified fee for services rendered.

WCCT is approved to operate State-wide in Connecticut.

WCNY and WCCT are collectively referred to as the "Well Care HMOs."

Well Care Administration, Inc. ("WCA") (formerly Agente Benefit Consultants, Inc. ("ABC")) is a wholly-owned subsidiary that administered the Company's pharmacy, vision care, dental care and other specialty care benefit programs as stand-alone products to self-insured employer and other groups until June 1999. After June 1999, WCA no longer administers the Company's pharmacy, vision care, dental care and other specialty care programs. WCA was rendered inactive after June 1999.

Well Care Development, Inc. ("WCD") is a wholly-owned subsidiary formed to acquire, own and develop real estate. WCD was rendered inactive as of June, 1999.

Well Care University ("WCU"), a division of Well Care, was formed to focus on: strategic planning, training and research and development for Well Care and others within the managed care/health care arena. WCU's operations were eliminated during 1997 and WCU has been dormant since December 31, 1998. Bienestar, Inc. ("Bienestar"), was an unconsolidated affiliate until December 17, 1996, at which time Well Care sold its interest in Bienestar to the Company's former Chief Executive Officer and President. In July 1996, WCNY entered into an agreement for Bienestar to provide consulting and educational services regarding wellness and integrated health services. The Company terminated its arrangement with Bienestar in November 1997.

B. PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company and all majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

C. REVENUE RECOGNITION - Premiums from subscribers are recorded as income in the period that subscribers are entitled to service. Premiums received in advance are deferred. Subscriber premiums for the commercial line of business, for both WCNY and WCCT, are determined on an annual basis using community rating principles as required by the Insurance Department for each state. WCNY's commercial line of business was sold in June 1999 and the community rating principles did not apply to WCNY at December 31, 1999.

Although the rate filing requests and approval process are performed on an annual basis, the HMOs are allowed to contract with subscribers throughout the year based upon a "guaranteed" rate which incorporates an estimated community rate. WCCT is required to remit or collect any difference between the community rate ultimately approved and the guaranteed rate in the subsequent twelve-month contract period. In connection with its biennial audit, the New York State Insurance Department ("NYSID") determined that WCNY was not in compliance with the requirement to settle these differences within twelve months (see Note 20).

Accounts receivable include approximately $0 and $198,000 at December 31, 1999 and 1998, respectively, which represented the excess of subscriber premiums accrued based on approved community rates over amounts actually billed under guaranteed rates, net of an allowance for doubtful amounts of approximately $0 and $1,376,000, respectively.

D. ADMINISTRATIVE AND MANAGEMENT FEES - Administrative and management fees received in advance are deferred and recognized as income over the period in which services are rendered.

E. MEDICAL COSTS PAYABLE AND MEDICAL EXPENSES - Medical expenses for primary care, hospital inpatient services, outpatient specialty care and pharmacy services, including those for which advances have been made to providers, are recorded as expenses in the period in which services are provided. The expense is based in part on estimates, including an accrual for medical services incurred but not yet billed ("IBNR"), which accrual is included in medical costs payable. The IBNR accrual is based on a number of factors, including hospital admission data and prior claims experience. Adjustments, as necessary, are made to medical expenses in the period the actual claims costs are ultimately determined. The Company believes the IBNR estimates in the consolidated financial statements are adequate; however, there can be no assurance that actual health care claims costs will not exceed such estimates.

F. REINSURANCE - The Well Care HMOs insure excess loss for health care claims under policies with a reinsurance company. Premiums for these policies are reported as medical expense and insurance recoveries are recorded as a reduction of medical expense. Under the excess loss reinsurance policies, recoveries are made for annual claims of each enrollee or each covered dependent of each enrollee in excess of the deductible established in the policy, subject to certain limitations. Effective December 1, 1998, the deductibles for commercial, Medicaid and Medicare Full-Risk products are $85,000, $115,000, and $100,000, respectively. From November 1995 through October 1996, the deductible for commercial health care claims was $115,000. The deductible decreased to $85,000 in November 1996 and has remained at $85,000 through December 31, 1999.

Effective September 1995, WCNY initially reinsured a portion of its Medicare Full Risk program with a reinsurance company under a quota share agreement and, effective November 1996, supplemented this agreement with a separate excess loss reinsurance policy. Effective for 1998, the quota share arrangement with its reinsurer was terminated.

Effective August 1996, WCNY's Medicaid claims were covered under an excess loss reinsurance policy. Previously, this coverage had been provided by New York State.

Reinsurance premiums charged to medical expenses in the accompanying consolidated financial statements amounted to approximately $407,076, $573,000, and $585,000, in 1999, 1998, and 1997, respectively. Reinsurance recoveries of approximately $393,480, $563,000, and $1,747,000, in 1999, 1998, and 1997,
respectively, have been recognized as a reduction in medical expenses.

Included in other receivables at December 31, 1999 and 1998, were amounts recoverable from the reinsurers of approximately $245,000 and $354,000, respectively.

G. SHORT-TERM INVESTMENTS - The Company has determined that the securities included in short-term investments might be sold prior to maturity. Such investments have, therefore, been classified as available for sale. The basis for available for sale securities is market value. Unrealized gains and losses are reported as a component of capital deficit until realized.

H. ADVANCES TO PARTICIPATING PROVIDERS - Advances to participating medical providers consist of amounts advanced to providers, principally hospitals, which are under contract with the Company to provide medical services to plan members. Such advances help provide funding to these providers for claims incurred but not yet reported or claims in the process of adjudication.

I. PROPERTY AND EQUIPMENT - Property and equipment is stated at cost, less accumulated depreciation. Depreciation is computed by the straight-line method based upon the estimated useful lives of the assets which range from 2 to 15 years.

J. PREOPERATIONAL COSTS - Preoperational costs, which include service area and product line expansion costs, consist of certain incremental separately identifiable costs directly associated with building a provider base of network physicians in service areas in which the Company is applying for licensure and expanding the Company's Medicare managed care program. Effective December 31, 1998, the Company expensed all previously unamortized preoperational costs.

K. GOODWILL - Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired entities. As a result of its evaluation, and in light of the June 1999 transaction with an unrelated party, the Company wrote off in 1998 approximately $2,323,000 to reduce the remaining unamortized goodwill to its net realizable value. The remaining balance was sold as part of one of the June 1999 transactions (See Note 2).

L. ADVERTISING COSTS - Advertising costs, which include costs for certain marketing materials and development/implementation of public relations and marketing campaigns, are expensed as incurred. Advertising costs expensed in 1999, 1998, and 1997, were approximately $344,000, $978,000, $2,226,000, respectively.

M. INCOME TAXES - The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse and the benefits of operating loss carryforwards. A valuation allowance is required to reduce net deferred tax assets unless management believes it is more likely than not that such deferred tax assets will be realized.

N. CASH FLOWS - For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company considers all other instruments to be short-term investments. Cash equivalents are carried at cost which approximates market value.

The Company had working capital deficiencies of $7.4 million and $26.1 million at December 31, 1999 and 1998, respectively. The working capital deficiencies are attributable primarily to the cash operating losses incurred by the Company during 1998 and 1999.

The Company's financial statements have been prepared assuming the Company will continue as a going concern. The independent certified public accountants report states that "the Company's recurring losses from operations, working capital deficit, deficiency in assets, and failure to maintain 100% of the contingent reserve requirements for the New York State and Connecticut Departments of Insurance raise substantial doubt about its ability to continue as a going concern" (See Note 21).

In June 1999, the Company consummated a number of significant transactions. (see
Note 20).

O. STOCK-BASED COMPENSATION - Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), defines a fair value method of accounting for the issuance of stock options and other equity instruments, effective for fiscal years beginning after December 15, 1995. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Pursuant to SFAS 123, companies are permitted to continue to account for such transactions under Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," but would be required to disclose in a note to the consolidated financial statements pro-forma net incomes, and per share amounts as if the company has applied the new method of accounting. The Company has elected to continue to account for such transactions under APB 25 and disclose per SFAS 123 the pro-forma effects (See Note 17).

P. EARNINGS PER SHARE - NET INCOME (LOSS) PER SHARE - Basic is computed using weighted average number of common shares outstanding for the applicable period. Net income (loss) per share - Diluted is computed using the weighted average number of common shares plus common equivalent shares outstanding, except if the effect on the per share amounts of including equivalents would be anti-dilutive (See Note 16).

Q. USE OF ESTIMATES - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The amounts of IBNR medical expenses, the reserve for uncollectible receivables, recoveries from third parties for coordination of benefits, final determinations of medical cost adjustment pools by New York State, and medical premiums subject to retrospective adjustment, require the significant use of estimates. Actual results could differ from those estimates used by management in the preparation of these consolidated financial statements.

R. ASSET IMPAIRMENTS - The Company periodically reviews the carrying value of certain of its assets in relation to historical results, current business conditions and trends to identify potential situations in which the carrying value of assets may not be recoverable. If such reviews indicate that the carrying value of such assets may not be recoverable, the Company would estimate the undiscounted sum of the expected future cash flows of such assets or analyze the fair value of the asset, to determine if such sum or fair value is less than the carrying value of such assets to ascertain if a permanent impairment exists. If a permanent impairment exists, the Company would determine the fair value by using quoted market prices, if available, for such assets, or if quoted market prices are not available, the Company would discount the expected future cash flows of such assets.

S. CURRENT ACCOUNTING PRONOUNCEMENTS - In June 1998, the Financial Accounting Standards Board Issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 33 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Pursuant to SFAS No. 137, the effective date has been changed to all fiscal quarters of fiscal years beginning after June 15, 2000. Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard to affect its financial statements.

T. RECLASSIFICATIONS - Certain amounts in the 1998 and 1997 consolidated financial statements have been reclassified to conform to the 1999 presentation.

2.   SALE OF COMMERCIAL LINE OF BUSINESS

In June 1999, WCNY sold its commercial line of business, consisting mainly of other assets and goodwill associated with member lives, to Group Health Incorporated ("GHI") for $5 million ("GHI transaction"). The Company received $4 million at closing and $1 million was placed in escrow pending a determination of the total number of WCNY commercial members in June 1999. If the commercial membership was at least 25,000 members, all of the $1 million would be released from escrow. Final measurement date for the June membership count was August 31, 1999. The actual disbursement from the escrow was approximately $793,000 plus pro-rata share of interest income earned on the escrow account. The remaining $207,000 was netted against a non-related receivable due from GHI. As a result, during 1999, the Company recorded a gain of approximately $352,000 in connection with the sale.

3.   MEDICAL EXPENSE

A. Medical expense includes estimates for IBNR based on a number of factors, including hospital admissions data and prior claims experience; adjustments, if necessary, are made to medical expenses in the period the actual claims costs are ultimately determined. The Company believes the IBNR estimates in the consolidated financial statements are adequate; however, there can be no assurances that actual health care claims will not exceed such estimates.

In 1998, the Company recorded medical expense of approximately $3.7 million relating to 1997 ($3.5 million) and 1996 ($0.2 million) medical claims in excess of the IBNR estimates previously recorded. In 1997, the Company recorded medical expense of approximately $1.9 million for 1996 medical expenses in excess of IBNR previously recorded.

B. In April 1998, NYSID announced the distribution of approximately $110 million in accumulated New York State market stabilization pool funds to health plans to help offset losses resulting from adverse selection of its products by high cost enrollees. These pools had been established five years ago to reimburse health plans that covered a higher than average number of sick people. The surplus relates to the years 1993 to 1996. WCNY recorded an $800,000 reduction in medical expense in 1998, with a corresponding reduction in liability to the New York State demographic pool. As part of this distribution, NYSID indicated its intent to limit 1998 individual and small group rate increases to less than ten percent (10%).

C. During 1997, the Company expensed approximately $1.7 million relating to NYSID's audit of the New York State market stabilization pool for the audit years 1993, 1994 and 1995 and for additional amounts due for the year 1996.

D. In prior years, two entities which were predecessors to the regional health care delivery networks (the "Alliances"/"IPAs") with which WCNY contracted to provide health care services to WCNY's members, made payments of approximately $2,879,000 to providers in connection with the close out of the 1993 group risk accounts and to resolve certain disputed amounts between the Company and certain providers, which payments might otherwise have been made by the Company. Additionally, these entities paid approximately $1,833,000 directly to the Company in payment of 1993 provider deficits which would otherwise have been due to the Company directly from the providers. As originally reported in its 1994 consolidated financial statements, the Company recorded the $1,833,000 received as a reduction of medical expense, and the Company did not record as medical expense, the $2,879,000 paid directly to the providers by these entities.

Subsequently, in 1996, the Company's accounting personnel were informed that Edward A. Ullmann, then Chairman of the Board, Chief Executive Officer and President of the Company, had guaranteed, in his individual capacity, two loans each in the amount of $2,700,000, made by banks to these two entities, the proceeds of which were used to fund the aggregate payments of $4,712,000 referred to above.

The Company subsequently restated its 1994 consolidated financial statements to reflect the higher medical expenses, and established a medical expense accrual. As there were no specific accounts payable by the Company, this accrual is being reduced concurrently with the pay down of the bank loans, with a simultaneous reduction in medical expense. A reduction of medical expense of approximately $435,000 was recorded in 1997. There was no reduction of medical expense for 1998 and 1999. The remaining principal balance is $0 at December 31, 1999.

E. WCNY had arrangements with several medical practices (the "medical sites") owned by the principal shareholder of Primergy, Inc. ("Primergy") (see Note 5) for the promotion of WCNY's access to primary care medical services at these medical sites. WCNY had made advances to the practices ($150,000 in 1997, $2,388,763 in 1996 and $710,000 in 1995), and as a result of operating losses at the practices and the uncertainty of their ability to repay these advances, WCNY had previously fully reserved these receivables.

During the second half of 1997, the principal shareholder of Primergy entered negotiations to sell these medical sites to unrelated third parties. Due to the continuing losses at these medical sites and their importance in providing medical services to a significant number of WCNY members, Well Care determined that it was in the best interests of WCNY's members and Well Care to continue to subsidize the medical sites to avoid service disruptions to WCNY's members. As a result, Well Care made additional advances to these medical sites, to meet operating expenses, of approximately $583,000 in the second half of 1997, and approximately $166,000 in the first quarter of 1998, which amounts have been expensed in 1997 and 1998, respectively, as bad debt expense. The medical sites were subsequently sold in 1998 and 1999.

As of December 31, 1999, WCNY also has unpaid notes receivable from these medical sites of approximately $1,889,000, which have been fully reserved (see
Note 9).

F. The Alliances described in Notes 1a and 20a commenced operations in 1994. Based on information provided to the Company by the Alliances/IPAs, the Alliances/IPAs have operated at an accumulated deficit, from inception through December 31, 1999, although the Alliances/IPAs have instituted measures designed to reduce this deficit, and achieve profitability. The deficit is the result of medical expense obligations assumed from Well Care upon the formation of the Alliances, actual and estimated but not yet incurred medical losses in excess of the amounts initially estimated, and operating losses. The Alliances/IPAs have financed the deficit through a combination of borrowings from Primergy and the Investor referred to in Note 5; lags inherent in the receipt, adjudication and payment of claims; and the deferral of claim payments to providers. In addition, a $3,000,000 bank line-of-credit was entered into by Primergy in December 1995, which was guaranteed by the former Chairman of the Board of Directors, Chief Executive Officer and President in his personal capacity. In August 1996, the Alliances implemented a fee withhold program, as permitted under the contracts with its physicians, to withhold payments otherwise payable to referral physicians by approximately 15% to 22% depending on the geographic location of the physician. Management of the Alliances/IPAs and Well Care believed that this withhold program, together with general changes in the management of the Alliances/IPAs, and the introduction of new provider reimbursement schedules should enable the Alliances/IPAs to maintain their operations and reduce their accumulated deficit.

The Company has been advised by counsel that it would have no financial liability to providers with whom the Alliances/IPAs had contracted for services rendered in the event the Alliances/IPAs were unable to maintain their operations. Further, the Company has direct contracts with providers which would require the providers to continue medical care to members on the financial terms similar to those in the Alliances/IPAs' agreement with providers, in the event that the Alliances/IPAs were unable to maintain their operations. Although there is no contractual obligation, in the event of continuing losses or increasing deficit by the Alliances/IPAs, the Alliances/IPAs may request increased capitation rates from the Company.

Management of the Company does not believe that such additional financial or increased contractual capitation rates should be required by the Alliances/IPAs and has no intention to agree to such terms if requested by the Alliances/IPAs beyond the contractual increases described in Note 1a.

4.   ACQUISITION OF MANAGED CARE ADMINISTRATORS, INC. ("MCA")

In March 1995, the Company acquired the assets and assumed certain liabilities of MCA, a company engaged in managing a network of primary care physicians who provide health care services to Medicaid recipients in New York City. Part of the purchase price was an annual payment to MCA, equal to twenty percent (20%) of the pre-interest, pre-tax income generated by the acquired assets. There was no earn out in any of the years subsequent to the purchase and, in 1998, the Company paid MCA $75,000 in settlement of any future payments.

5.   SALE OF WELL CARE MEDICAL MANAGEMENT, INC. ("WCMM")

In June 1995, the Company contributed approximately $5.1 million to its wholly-owned subsidiary, WCMM, which was then engaged in managing physician practices, and then sold the assets of WCMM for cash of $.6 million and a note receivable of $5.1 million. The buyer, Primergy, which had been newly formed to acquire WCMM, is in the business of managing medical practices and providing related consultative services, and entered into agreements to manage the Alliances. The Company also received a five-year option to acquire Primergy, which option was canceled in 1996. The note receivable bears interest at a rate equal to prime plus 2%, with interest payable monthly through July 31, 2000. Primergy has paid only interest through January 1996 (see Note 9).

The Company also advanced $3.4 million to Primergy ($.6 million in 1997, $2.1 million in 1996 and $.7 million in 1995) for operating expenses and unpaid interest, which obligations are documented by notes of $215,000 and $2.1 million and interest receivable of $1.1 million. The note for $215,000, which is dated February 26, 1996, bears interest at a rate equal to prime plus 2% and was due December 31, 1996. No payments of principal have been made on this note, nor payments of interest beyond May 1996.

In February 1997, Primergy executed the promissory note for $2.1 million, bearing interest at the rate of prime plus 2%, with repayment of the principal over 36 months, starting upon the occurrence of certain events explained below (no interest has been paid on this obligation).

Subsequently, in February 1997, Primergy entered into an Option Agreement with a potential investor (the "Investor"), whereby the Investor loaned Primergy $4,000,000 and received an option to merge with Primergy, exercisable through June 30, 1998. Concurrently, Well Care entered into an agreement with Primergy whereby Well Care agreed to forebear on the collection of principal and interest on the note for $5.1 million, and on the collection of principal of the $2.1 million note, in exchange for the right to convert the $5.1 million note into 43% of the common stock of the company if the Investor were to exercise its option to merge and immediate repayment of the $2.1 million note upon effectiveness of such merger. At June 30, 1998, the Investor's option to merge expired without being exercised. As a result forbearance of the debt has been rescinded and the original payment terms of the $5.1 million note reinstated. Primergy is obligated to continue paying monthly interest on the $2.1 million note with principal payments over a thirty-six month period, commencing July 1, 1998. Primergy has not made any of the principal or interest payments due under the $2.1 million note. The notes are subordinated to the Investor's security interest.

In view of Primergy's operating losses and advances to the Alliances, the Company had obtained from certain of Primergy's equity holders personal guarantees of the original note and pledges of collateral to secure these guarantees. In April 1997, the Company's Board of Directors agreed to release these guarantees and related collateral pledged by the guarantors to secure the guarantees in exchange for Primergy's stock options that such guarantors originally received from Primergy and a release from the guarantors for any potential claims against Well Care associated with the transactions. In view of Primergy's financial condition and difficulties inherent in the collection of personal guarantees and realization of collateral, and Primergy's default on the payments of the notes, the Company fully reserved in 1995 the original $5.1 million note receivable, plus the $.7 million advanced in 1995. In 1996, the Company established an additional net reserve of $1.9 million for the $215,000 note, interest accrued on the notes, and advances receivable, net of the deferred gain of $144,000 on the original sale. In 1997, the Company established a reserve of $.8 million for 1997 accrued interest not paid by Primergy and for advances made in 1997. In 1998, the Company established a reserve of $.8 million for 1998 accrued interest not paid at December 31, 1998. All amounts due to the Company from Primergy are fully reserved at December 31, 1998.

In February 1999, the Company entered into a letter of intent to settle its outstanding indebtedness with Primergy and to amend the five IPA service agreements with the IPA's owned by Primergy. A transaction was not consummated. Consequently, in July 1999, the Company entered into an agreement with Primergy, ProMedco of the Hudson Valley, Inc. and ProMedco Management Company to settle its outstanding indebtedness with Primergy. The agreement stipulated a $425,000 cash payment to the Company at closing; as well as, requiring a release to the Company from Primergy for approximately $325,000 in past Quality and Utilization incentive payments due to Primergy. Additionally, Primergy has agreed to pay $2 per member per month for the period commencing from August 31, 2000 and ending on July 31, 2002 for the members assigned to Primergy IPAs by IPA Service Agreements by the contracted IPAs and is guaranteed by ProMedco Management Company. Furthermore, any and all Quality and Utilization based compensation to the Primergy IPAs was eliminated from the contract. The Primergy IPAs contract period was reduced and currently will terminate on July 31, 2002.

6.   SHORT-TERM INVESTMENTS

The value of short-term investments is as follows:

                                                  GROSS
                                        ---------------------------
                                         UNREALIZED     UNREALIZED        MARKET
                             COST          GAINS          LOSSES          VALUE
--------------------------------------------------------------------------------
At December 31, 1999
    Equity securities    $    3,387    $      1,234   $         --    $    4,621
--------------------------------------------------------------------------------
Total                    $    3,387    $      1,234   $         --    $    4,621
--------------------------------------------------------------------------------
At December 31, 1998
    Equity securities    $    1,264    $        787   $         --    $    2,051
--------------------------------------------------------------------------------
Total                    $    1,264    $        787   $         --    $    2,051
================================================================================

7.   OTHER RECEIVABLES

Other receivables at December 31, 1999 and 1998 consist of the following:

                                                     1999                1998
--------------------------------------------------------------------------------
   Receivable from third-party insurers   $       120,000    $        154,000
   Reinsurance receivable                         245,000             354,000
   New York State Pools receivable                543,000             433,000
   Pharmacy rebate receivable                          --             188,000
   Contributions receivable                            --              24,000
   Insurance claim receivable                     218,000                  --
   Third party receivable                         489,000                  --
   Other                                          799,000             225,000
--------------------------------------------------------------------------------
                                          $     2,414,000    $      1,378,000
================================================================================

8.   PROPERTY AND EQUIPMENT

Property and equipment at December 31, 1999 and 1998, consists of the following:

                                                                       ESTIMATED
                                                                     USEFUL LIFE
                                               1999           1998    (IN YEARS)
--------------------------------------------------------------------------------
Land                                    $        --   $    888,000
Land improvements                                --        448,000
Buildings and building improvements              --      6,389,000       7 to 15
Leasehold improvements                           --        444,000        2 to 5
Computer equipment and software           3,486,000      5,613,000             5
Furniture, fixtures and equipment         1,883,000      1,685,000        5 to 7
--------------------------------------------------------------------------------

Total                                     5,369,000     15,467,000

Less accumulated depreciation and
    amortization                          4,613,000      7,758,000
--------------------------------------------------------------------------------
                                            756,000      7,709,000

Less amounts classified as property
and equipment disposed of in 1999                --      5,564,000
--------------------------------------------------------------------------------
                                        $   756,000   $  2,145,000
================================================================================

In June 1999, the Company agreed to transfer ownership of certain real property to the mortgagee of those properties in consideration of the mortgagees relieving the Company of any liability for any deficiency between the amount of the mortgage balances and the value of the property (see Note 12). In 1998, the Company recorded a loss on impairment of assets of approximately $2.8 million, with a corresponding reduction in buildings and building improvements, to adjust the net carrying value of the assets to the amount of the mortgage balances.

Included in computer equipment and furniture, fixtures and equipment is equipment financed through capital leases aggregating approximately $2,574,000 at December 31, 1999 and 1998, respectively. Accumulated amortization relating to assets financed through capital leases was approximately $2,574,000 and $2,272,000 at December 31, 1999 and 1998, respectively.

9.   NOTES RECEIVABLE

Notes receivable of approximately $1,889,000 and $1,417,000 at December 31, 1999 and 1998, respectively, represent advances made to six medical sites to enhance WCNY's provider network (see Note 3e). The notes are collateralized by first liens on all cash, accounts receivable, inventory, and all office and medical equipment owned by each of the medical sites. The notes require monthly principal and interest payments, at a rate of 7.5% per annum and mature on January 1, 2001. As no payments have been received since March 1997, a reserve of $1,889,000 in 1999 and $793,000 in 1998 was established for unpaid principal and interest. The owner of the medical sites sold the practices in 1998 and 1999, with the proceeds in escrow. The net proceeds, if any, from such sales will be used to repay the notes.

10.  OTHER NON-CURRENT ASSETS

Other non-current assets at December 31, 1999 and 1998, consist of the following:

                                                       1999              1998
--------------------------------------------------------------------------------
Capitalized costs incurred in connection
   with placement of subordinated
   convertible note - net                   $            --    $      624,000

Long term portion of:
   Receivables from third-party insurers                 --           616,000

Deposits and other - net                            103,000           323,000
--------------------------------------------------------------------------------
                                            $       103,000    $    1,563,000
================================================================================

11.  LIABILITY FOR MEDICAL COSTS PAYABLE

Activity in the medical costs payable liability is summarized as follows:

                                                       1999              1998
--------------------------------------------------------------------------------
Balance, beginning of year                  $    26,404,000    $   17,321,000

Incurred related to:
   Current year                                  91,002,000       126,137,000
   Prior years                                    4,369,000         3,357,000
--------------------------------------------------------------------------------
Total incurred                                   95,371,000       129,494,000
--------------------------------------------------------------------------------
Paid and settled related to:
   Current year                                 102,185,000       100,663,000
   Prior years                                    1,310,000        19,748,000
--------------------------------------------------------------------------------
Total paid                                      103,495,000       120,411,000
--------------------------------------------------------------------------------
Balance, end of year                        $    18,280,000    $   26,404,000
================================================================================

The liability for accrued medical costs payable includes management's estimate of amounts required to settle known claims, claims which are in the process of adjudication and claims classified as IBNR. The 1999 medical expenses does not include a charge for adverse development relating to 1998 and prior year medical claims.

The 1998 medical expenses include a $3.7 million charge for adverse development relating to 1997 and prior year medical claims, and a credit of $0.8 million for New York State distribution of surplus market stabilization pool funds relating to years 1993-1996.

The 1997 medical expenses include a $2.5 million charge for adverse development relating to 1996 medical claims and a $1.7 million charge for the estimated liability related to NYSID's audit of the 1993-1995 demographic pool and the 1996 demographic pool (see Note 3c) and a $0.4 million credit relating to the 1994 restatement (see Note 3d).

12.  LONG-TERM DEBT

Long-term debt, at December 31, consists of the following:

                                                     1999                1998
--------------------------------------------------------------------------------
Subordinated Note Payable -
Comprehensive Health
   Management, Inc; principal due
   on demand; interest at 8 1/2% per
   annum                                  $       850,000    $             --

Subordinated Convertible Note
   The 1818 Fund II, L.P.; principal
   due December 31, 2002; interest at
   8% per annum, payable quarterly (See
   Note 13)                                            --          15,000,000

Mortgage Payable - Key Bank of New York;
   $4,610,000; interest at base rate
   (7.75% at December 31, 1998); payable
   monthly with a balloon of $3,574,000
   due January 1, 2000. Secured by real
   estate, buildings, fixtures and assignment
   of all leases.                                      --           3,834,000

Mortgage Payable - Key Bank of New
   York; first mortgage of $862,500;                   --             699,000
   interest at base rate (7.75% at
   December 31, 1998); payable monthly
   with a balloon of $631,000 due March
   1, 2000.  Secured by property located
   in Saugerties.

Mortgage Payable - Premier National Bank;
   first mortgage of $280,000; interest
   at 7.25%; balloon payment of
   $727,000 due February 1, 1999.                      --             731,000

Mortgage Payable - Premier National Bank;
   first mortgage of $335,000 interest at
   prime rate (7.75% at December 31, 1998);
   payable monthly with a balloon of
   $260,500 due March 1, 2001                          --             300,000

Capitalized Lease Obligations;
   due through 2002; monthly payments
   ranging from $3,100 to $9,100 with interest
   ranging from 6.5% to 10.9%; secured by equipment.   --             305,000
--------------------------------------------------------------------------------
Total debt                                        850,000          20,869,000

Less current portion                              850,000           5,791,000
--------------------------------------------------------------------------------
Long-term portion                         $            --    $     15,078,000
================================================================================

In July 1997, Key Bank (the "Bank") notified the Company that it considered the Company not in compliance with the Target Loan to Value Ratio provided for in two of its mortgages, with outstanding balances, at that time, of approximately $4.9 million (approximately $4.5 million at December 31, 1998.). According to the Bank's calculations, the outstanding Loan Amount exceeded the corresponding Lendable Property Value, as defined, based on appraisals prepared for Key Bank, by approximately $1.7 million. The Bank had requested that the Company either reduce the outstanding obligation, or provide additional collateral for $1.7 million, otherwise the Bank would consider the Company in default of the mortgage notes. A default would require the Company to pay a higher interest rate on the outstanding obligations, among other potential penalties. The Company disagreed with the Bank's valuation methodology and informed the Bank of this disagreement.

At December 31, 1998, the Company was not in compliance with certain financial covenants contained in the loan documents.

In June 1999, the Company reached separate settlements with the Bank and Premier National Bank ("Premier"), whereby the Company agreed to transfer ownership of the mortgaged properties to the Bank and Premier, respectively, in settlement of the outstanding mortgages amounting to approximately $5,500,000 (Note 8). Assets were exchanged as settlement for liabilities amounting to approximately $5,400,000. A loss of approximately $100,000 was charged to operations.

Comprehensive loaned WCNY $850,000, as a subordinated loan, in September 1999 in a separate transaction. The full amount of the loan was in turn issued as a subordinated loan from WCNY to WCCT. This transaction in conjunction with other Well Care transactions, provided substantial remedy to WCCT in meeting the Connecticut DOT statutory net worth requirement.

As of December 31, 1999, the Company's subordinated long-term debt is due on demand.

13.  SUBORDINATED CONVERTIBLE NOTE

In January 1996, The Company completed a private placement of a Subordinated convertible note in the principal amount of $20 million (the "Note"), with The 1818 Fund II, L.P. (the "Fund"), a private equity fund managed by Brown Brothers Harriman & Co. ("BBH & Co"). The Note and underlying terms were amended in February 1997 (the "1997 Amendment") by the Company and the Fund. In January 1998, The Fund agreed to convert $5 million of the Note into common stock of the Company, at a conversion price of $4 per share (the "1998 Amendment"), subject to approval by the New York State Department of Health ("DOH"). In May 1998, the DOH advised the Company that such approval was not required, and the conversion into 1,250,000 shares was effective in May 1998. After the 1998 Amendment, the Fund has the right to convert the outstanding principal into shares of common stock of the Company at a conversion price of $8 per share, subject to anti-dilution adjustment. In June 1999, the Fund converted the remaining $15 million Note, plus the net of the accrued and unpaid interest of approximately $0.8 million and the unamortized portion of the note facility fees of approximately $0.6 million, into newly authorized senior convertible Series B preferred stock of the Company. The preferred stock is non-voting and is subject to mandatory conversion (subject to regulatory approval) into 10,000,000 shares of Well Care's common stock, at an effective conversion price of $1.50 per share. The Company's certificate of incorporation was duly amended to reflect the approved change in authorized shares of common stock (See Note 15). For financial statement purposes, the issuance of the common stock in exchange for the preferred stock has been reflected as of December 31, 1999, however, the physical transfer took place in April 2000.

In connection with the conversion of the Note, the company recorded interest expense of approximately $3 million relating to the fair value of the shares received in excess of the shares issuable pursuant to the conversion terms of the 1998 Amendment, a conversion price of $8 per share.

14.  INCOME TAXES

A reconciliation of the Federal statutory rate to the Company's effective income tax rate is as follows:

YEAR ENDED DECEMBER 31,                        1999          1998        1997
--------------------------------------------------------------------------------

Federal statutory rate                         34.0%         34.0%       34.0%

State income taxes - net of federal benefit     6.4           6.4         6.4

Expense on debt inducement                     64.5            --          --

Income on claims settlement                  (105.2)           --          --

Limitation of NOL carryforward due to
   change in ownership                         69.0            --          --

Other                                         113.3            --          --

Change in valuation allowance                (182.0)           --          --
--------------------------------------------------------------------------------
Effective rate                                   --%         40.4%       40.4%
================================================================================

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and tax credit carryforwards. The tax effects of significant items comprising the Company's deferred tax balance as of December 31, 1999 and 1998 are as follows:

DECEMBER 31,                                         1999                1998
--------------------------------------------------------------------------------

Deferred tax assets:
   Accounts and other receivables -
     bad debt reserves                    $     2,144,000    $      6,070,000
   Other                                          538,000              47,000
   Net operating loss carry forward             3,893,000          16,109,000
--------------------------------------------------------------------------------
Total                                           6,575,000          22,226,000
--------------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciable assets                                  --             258,000
--------------------------------------------------------------------------------
Total                                                  --             258,000
--------------------------------------------------------------------------------
   Net before valuation allowance               6,575,000          21,968,000
   Less: valuation allowance                    6,575,000          21,968,000
--------------------------------------------------------------------------------
Net deferred tax asset                    $            --    $             --
================================================================================

The Company has net operating loss ("NOL") carryforwards in the amount of approximately $9,636,000 expiring through 2019, after consideration of limitations on their use imposed by Internal Revenue Code Section 382 as a result of the change in the Company's ownership. As a result of this change in ownership, the deferred tax asset in the amount of approximately $16,109,000 was written off against the valuation allowance. However, the Company's management is planning to apply for a private letter ruling with respect to the manner in which this limitation is calculated. If the Company were successful in obtaining such a ruling, the amount of the NOLs, which may be recognizable in the future, would increase. While the amount of any such increase is currently unknown, it is anticipated that it may result in additional NOLs in the amount of approximately $6,949,000 becoming available. The ability to realize the tax benefits associated with these losses is dependent upon the Company's ability to generate future taxable income from operations and/or to effectuate successful tax planning strategies. Although management believes that profitable operations may be achieved in the future, in view of their size and length of the expected recoupment period, the Company provided a 100% valuation allowance in 1999 and 1998, respectively, with respect to the deferred tax assets for 1999 and 1998.

15.  PURCHASE/CONVERSION OF PREFERRED STOCK

On June 11, 1999, Dr. Kiran C. Patel, M.D. ("Dr. Patel"), purchased a fifty-five (55%) percent ownership interest in the Company for $5 million. As part of the purchase transaction, Dr. Patel received 100,000 shares (the "Shares") of a newly authorized series of senior convertible preferred stock ("Series A Convertible Preferred Stock"), which provided Dr. Patel with 55% of Well Care's voting power. The preferred stock was subject to mandatory conversion into common stock upon the amendment to Well Care's certificate of incorporation to increase the number of authorized shares of common stock from twenty (20) million to seventy-five (75) million. Due to the excess of the fair value of the underlying common stock which totaled approximately $8 million, over the purchase price, the Company recorded a deemed dividend on the preferred stock totaling approximately $3 million.

The shares are subject to anti-dilution rights, whereby upon conversion Dr. Patel will generally preserve his 55% interest in Well Care until there are 75 million shares of common stock issued and outstanding. In order to preserve his 55% interest, Dr. Patel, at his option, will pay par value ($0.01 per share) for each common share subsequently purchased. The difference of the fair value of the shares received over the par value will be recorded as an expense in the period the shares are purchased.

As an additional condition to the closing of the Patel transaction, the holders of 680,747 shares of Class A common stock, which has ten (10) votes per share, agreed to convert their shares into shares of common stock on a share-for-share basis. Mr. Robert W. Morey, the holder of 313,555 shares of Class A common stock outstanding, has given a two year proxy in favor of Dr. Patel to vote Mr. Morey's shares of Class A common stock.

During the annual shareholder's meeting held on September 30, 1999, the Company received shareholders' and Board of Directors approval to increase the number of authorized shares of common stock from twenty (20) million to seventy-five (75) million. The Company's certificate of incorporation was duly amended to reflect the approved change in authorized shares of common stock.

Mandatory conversion of senior convertible preferred stock (Series A) held by Dr. Patel and senior convertible preferred stock (Series B) held by the Fund was immediately transacted. After giving effect to the Class A common stock conversion and the mandatory conversion of the preferred Series A and B stock, there was 38,697,940 shares of common stock and 313,555 shares of Class A common stock outstanding. After this conversion Dr. Patel owned 21,449,253 shares of common stock. Dr. Patel transferred, in a private transaction unrelated to the Company, 1,669,138 shares of common stock to various business associates. After the transfer, Dr. Patel owned 19,780,115 shares of common stock which represented fifty-one (51%) percent of the aggregate number of shares outstanding in the combined classes. For financial statement purposes, the issuance of the common stock in exchange for the preferred stock has been reflected as of December 31, 1999, however, the physical transfer took place in April 2000.

16.  EARNINGS PER SHARE

The 8% subordinated convertible note amounting to $15,000,000 is not included in the computation of diluted Earnings Per Share (EPS) prior to its conversion since its effect would be anti-dilutive. The note was converted during 1999.

Options to purchase 4,000,000 shares of common stock at $0.375 per share, were outstanding during 1999, but not included in the computation of diluted EPS as the options were anti-dilutive. The options, which expire in 2006, were outstanding at December 31, 1999.

Options to purchase an additional 9,535 shares of common stock were outstanding, but were not included in the computation of diluted EPS as the options were anti-dilutive. The options, which have various expiration dates, were outstanding at December 31, 1999.

17.  STOCK OPTIONS

During 1999, 1998 and 1997, the Company granted stock options to certain individuals to purchase common stock at the fair market value of the stock on the date of the grant. Following is a summary of the transactions:

                                           1999            1998            1997
--------------------------------------------------------------------------------
Outstanding, beginning of year          598,741         650,179         556,455

Exercised during the year                    --              --              --

Terminated during the year             (589,206)       (275,438)       (106,368)

Granted during the year               4,000,000         224,000         200,092
--------------------------------------------------------------------------------
Outstanding, end of year              4,009,535         598,741         650,179
--------------------------------------------------------------------------------
Options exerciseable at year end        580,964         463,005         338,921
--------------------------------------------------------------------------------
Option price per share            $ 0.375-24.50   $ 1.25-$24.50   $ 3.01-$24.50
--------------------------------------------------------------------------------

During 1999, the Company granted 4,000,000 options to purchase common stock at an exercise price of $.375 per share. The options expire in ten years and vest over a period of seven years. The fair value of the granted options amounted to $.25.

In December 1997, the Company amended the exercise price on the 200,000 options previously granted to the President in 1996, from $10.125 to $3.01 per share. In September 1997, the Company granted the President options for 30,000 shares, at an exercise price of $15.00 per share. In February 1998, the Company amended the exercise price for the 30,000 options to $4.51 per share, and granted additional options for 100,000 shares, at an exercise price of $5.02 per share. The President resigned, effective January 15, 1999, and his qualified options terminated April 15, 1999.

In December 1996, the Company created the 1996 Non-Incentive Executive Stock Option Plan (the "NIE Plan") to acknowledge exceptional services to the Company by senior executives and to provide an added incentive for such senior executives to continue to provide such services and to promote the best interests of the Company. An aggregate of 650,000 shares of the Company's common stock, par value $0.01 per share, are reserved under this plan with options to purchase granted to any one senior executive limited to 600,000 shares or less. All options have a term of five years from the date of grant but shall terminate, lapse and expire at such earlier time or times as provided in the Option Agreement governing such option. Options granted are not subject to review and are conclusive, although in no event shall such purchase price be less than the fair market value (as defined in the Agreement). The following is a summary of the transactions under the NIE Plan:

Non-incentive Executive
Stock Option Plan:                         1999            1998            1997
--------------------------------------------------------------------------------
Outstanding, beginning of year          600,000         600,000         600,000

Exercised during the year                    --              --              --

Terminated during the year             (600,000)             --              --

Granted during the year                      --              --              --
--------------------------------------------------------------------------------
Outstanding, end of year                     --         600,000         600,000
================================================================================
Options exercisable at year end              --         400,000         200,000
================================================================================
Option price per share             $         --    $ 4.00-$6.25     $4.00-$6.25
================================================================================

In December 1997, the Company amended the exercise prices on the 600,000 options granted in 1996 to the Chairman of the Board. The options terminated, effective February 25, 1999, upon the Chairman's resignation as Chairman and Director.

The Company has adopted the disclosure-only provisions of SFAS 123 (See Note
1o). Accordingly, no compensation cost has been recognized for grants of stock options, since the exercise price equals or exceeds the fair market value. Had compensation cost for grants made under the Company's two stock option plans been determined based on the fair market value at the grant dates in a manner consistent with the provisions of SFAS 123, the Company's net loss and net loss per share for the years ended December 31, 1999, 1998 and 1997 would have been adjusted to the pro forma amounts below:

YEAR ENDED DECEMBER 31,                 1999            1998             1997
--------------------------------------------------------------------------------
Net income (loss):
    As reported                $   1,608,000   $ (30,858,000)   $ (22,142,000)
    Pro forma                  $   1,348,000   $ (33,272,000)   $ (23,840,000)

Net income (loss):
    As reported                $         .10   $       (4.36)   $       (3.52)
    Pro forma                  $         .09   $       (4.70)   $       (3.78)


The fair value of options at the date of grant was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

YEAR ENDED DECEMBER 31,                 1999            1998             1997
--------------------------------------------------------------------------------
Dividend yield                           0.0%            0.0%             0.0%
Expected volatility                     45.8%          144.1%            70.3%
Risk-free interest rate (per annum)      6.0%            7.0%             6.2%
Expected lives (in years)                3.0             3.7              3.1

18.  RETIREMENT SAVINGS PLAN

The Company sponsors a retirement plan designed to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended. All employees over age twenty-one (21) who have been employed by the Company for at least one year with one thousand (1,000) hours of service are eligible to participate in the plan. Employees may contribute to the plan on a tax - deferred basis generally up to 18% of their total annual salary, but in no event more than $10,000 in 1999. Under the plan, the Company makes matching contributions at the rate of 50% of the amount contributed by the employees up to a maximum of 2% of the employee's total annual compensation. The employer contributions vest to the employee after five (5) years of an employee's service with the Company. The Company contributed approximately $0, $58,000 and $85,000 for 1999, 1998 and 1997, respectively.

19.  CONCENTRATIONS OF CREDIT

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of investments in short-term securities. Short-term securities are managed by professional investment managers within the guidelines established by the Board of Directors, which, as a matter of policy, limit the amounts that may be invested in any one issuer. Concentrations of credit risk with respect to premiums receivable are limited due to the large number of employer groups comprising the Company's customer base. As of December 31, 1999, management believes that the Company has no significant concentrations of credit risk.

20.  COMMITMENTS AND CONTINGENCIES

A. WCNY has entered into various contractual arrangements with the majority of its primary care physicians and specialists through contracts with regional health care delivery networks. These agreements call for capitating IPAs comprised of specialists and primary care physicians. Under the agreements, the company pays IPAs for medical services provided by primary care physicians and specialists. IPAs in turn reimburse those providers for the services that are provided by each physician. In the event the IPAs default on their financial obligations, WCNY could be ultimately liable for reimbursing the medical providers.

B. Between April and June 1996, the Company, its former President and Chief Executive Officer (Edward A. Ullmann), and its former Vice President of Finance and Chief Financial Officer (Marystephanie Corsones) were named as defendants in twelve separate actions filed in Federal Court (the "Securities Litigations"). An additional three directors were also named in one of these actions. Plaintiffs sought to recover damages allegedly caused by the Company's defendants' violations of federal securities laws with regard to the preparation and dissemination to the investing public of false and misleading information concerning the Company's financial condition.

In July 1996, the Securities Litigations were consolidated in the United States District Court for the Northern District of New York, and an amended consolidating complaint (the "Complaint") was served in August 1996. The Complaint did not name the three additional directors. Deloitte and Touche LLP, the Company's independent auditors during that period, however, was named as an additional defendant. In October 1996, the Company filed a motion to dismiss the consolidated amended complaint against the Company as well as the individual defendants. The Company's auditor likewise filed its own motion to dismiss. By Memorandum Decision and Order (the "Order"), entered in April 1997, the Court
(i) granted the auditor's motion to dismiss and ordered that the claims against the auditors be dismissed with prejudice; and (ii) denied the motion to dismiss brought by the individual defendants. Because the Order did not specifically address the Company's motion to dismiss, in May 1997, the Company moved for reconsideration of its motion to dismiss and dismissal of all claims asserted against it. On reconsideration, the judge clarified his previous ruling expanding it to include a denial of the Company's motion as well. Following the Court's decision, the Company filed its answer and defense to the Complaint. In September 1997, the plaintiffs' class was certified and the parties thereafter commenced the discovery process of the litigation. The actions were dismissed pursuant to a court-approved settlement agreement. The time for appealing the approval order has not elapsed as of the date of this report.

In May 1999, the Company entered into a settlement agreement for $2.5 million, all of which is being funded by the insurance carrier which provided coverage to the individual defendants. The settlement agreement received Federal Court approval in January 2000. The Company expects to recoup from the insurance carrier the expenses related to fees it paid to the attorneys representing the individual defendants, less the Company's insurance deductible. However, a receivable has not been accrued because the recovery amount was not determinable at December 31, 1999. The amount of legal fees incurred with respect to the defense of the former President and Chief Executive Officer and Chief Financial Officer in the Securities Litigation, totaling $1,261,537 were recorded in the Company's financial statements for the years 1996 through 1999.

C. As a condition to the successful closing of the Patel(Note 15) and GHI (Note
2) transactions, various hospitals, physicians and other health care providers entered into settlement agreements to settle claims for services provided to WCNY HMO members incurred prior to May 1, 1999. The settlement agreements stipulated that the various hospitals, physicians and other health care providers accept a payment of 30% of the balance owed by the Company to the provider in the year of settlement, plus 5% of the balance owed by the Company, payable on February 1 of the three years subsequent to the year of settlement, if they continue to be participating WCNY providers. These claims are being settled from a provider pool consisting of at least ten (10) million dollars, comprising all the proceeds from the Patel and GHI transactions in addition to eighty (80) percent of WCNY's premium receivables at April 30, 1999. WCNY, as stipulated, was able to use the designated provider pool funds in excess of $10 million and up to $2.5 million, to meet statutory reserves.

During the year ended December 31, 1999, the Company recognized an extraordinary gain of approximately $18 million due to the results of the completed provider settlements.

D. The Company and certain of its subsidiaries, including WCNY have responded to subpoenas issued in April and August 1997 from the United States District Court for the Northern District of New York through the office of the United States Attorney for that District. These subpoenas sought the production of various documents concerning financial and accounting systems, corporate records, press releases and other external communications. While the United States Attorney has not disclosed the purpose of its inquiry, the Company has reason to believe that neither its current management nor its current directors are subjects or targets of the investigation. The Company has, however, informed the government that it will continue to cooperate fully in any way that it can in connection with the ongoing investigation.

E. On July 31, 1996 and October 3, 1996 the Securities and Exchange Commission issued subpoenas to the Company for the production of various financial and medical claims information. The Company fully complied with both of these subpoenas on August 21, 1996 and October 31, 1996, and with subsequent requests for supplementation. The current management is unaware of any ongoing investigation by the Securities and Exchange Commission.

F. The Company is involved in litigation and claims which are considered normal to the Company's business. In the opinion of management, the amount of loss, if any, that might be sustained, either individually or collectively, from these actions would not have a material effect on the Company's consolidated financial statements.

G. Leases - Operating leases that have initial or noncancellable lease terms in excess of one year are paid for through a management fee arrangement with an affiliate (see Note 26).

21.  GOING CONCERN, STATUTORY REQUIREMENTS AND DIVIDEND RESTRICTIONS

The Company's consolidated financials are presented on the going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

For the next few months, Management is focusing on improving customer service and bringing the company to operational profitability. To achieve these goals, they are working to strengthen its provider network for both WCNY and WCCT. They will put more emphasis on marketing in WCNY's Health Choice (Medicaid) and Child Health Plus products. The Medicare line of business will be reevaluated for profitability by each county. Also, for WCCT, they will start marketing only in the counties where the provider networks support the competitive pricing and servicing to their members. For a short period, they may see a significant drop in the membership in WCCT.

Once the Company achieves the above stability, Management plans to expand its product offerings in both the New York and Connecticut markets. These expansions may include re-entering into the commercial market in New York and applying to HCFA in order to offer a Medicare line of business in the State of Connecticut. They will expand these product portfolios only after stringent evaluation of market and profitability for the Company.

Resources for raising external capital are limited due to past history of the company and overall market sensitivity of the HMO business. Under the circumstances, the expansion goals will be only achieved through the cash flows generated by the company's current operations. In the event of cash shortage, the Company will have to implement various cost cutting measures, including but not limited to reducing work force, reducing commissions to brokers and agents and the selling of certain assets. Also, the Company may have to raise financing through banks and other capital markets. The consolidated financial statements do not include any adjustments to reflect the possible future effect on the recoverability of assets and classification of liabilities that may result from the possible inability of the Company to continue as a going concern. There is no assurance that the Company will be able to achieve its recovery plan as described above.

New York State certified HMOs are required to maintain a cash reserve equal to the greater of 5% of expected annual medical costs or $100,000. Additionally, except as described in the following paragraph, WCNY is required to maintain a contingent reserve which must be increased annually by an amount equal to at least 1% of statutory premiums earned limited, in total, to a maximum of 5% of statutory premiums earned for the most recent calendar year and which may be offset by the cash reserve. The cash reserve is calculated at December 31 of each year and is maintained throughout the following calendar year. At December 31, 1999 and 1998, Well Care had required cash reserves of approximately $3.8 and $5.3 million, respectively, and a contingent reserve of approximately $4.1 million and $6.7 million, respectively. The cash reserve is not maintained in a separate cash account. In the event the contingent reserve exceeds the required cash reserve, the excess of the contingent reserve over the required cash reserve is required to be maintained.

Notwithstanding the above, NYSID has the authority to allow an HMO to maintain a net worth of 50% to 100% of the contingent reserve. WCNY executed a Section 1307 loan in March 1998, which retroactively brought WCNY's December 31, 1997 statutory net worth above the permitted 50% contingent reserve requirement. WCNY had been operating within the 50-100% discretionary contingent reserve requirement during 1997 and through the first quarter of 1998, with the full knowledge of NYSID. In 1999 and 1998, the Company forgave the management fees for WCNY in the amount of approximately $.87 million and $ 1.4 million, respectively. In June 1997 and November 1997, the Company loaned $3.1 and $1.3 million, respectively, to WCNY under the provisions of Section 1307. However, after giving effect to the reported results for 1999, at December 31, 1999, WCNY had a negative statutory net worth of approximately ($10) million. Failure to come into compliance with the reserve requirement could cause NYSID to take action which could include restriction or revocation of WCNY's license.

Management has had ongoing discussions and meetings with NYSID regarding WCNY's operating results and compliance with various statutory requirements and has updated NYSID of the Company's plans to obtain additional funds. In April 1999, WCNY agreed to a consent to rehabilitation in which the State of New York has the right to commence court proceedings and have an order entered into that would give the State of New York the right to assume the operations of WCNY. In May and June 1999, the Company consummated a number of transactions that brought WCNY within the 50% to 100% revised contingent reserve requirement, as permitted by NYSID. The transactions include: an equity investment of $5 million; sale of WCNY's commercial enrollment for approximately $5 million; settlement of provider claims at 45% of the estimated liability of approximately $30.5 million; renegotiation and settlement of approximately $5.4 million of mortgage debt; and the conversion of the $15 million subordinated convertible note into senior convertible preferred stock of the Company. As a result of these transactions, Well Care anticipates that the State of New York would not exercise that right.

WCCT is subject to similar regulatory requirements with respect to its HMO operations in Connecticut. The Connecticut Department of Insurance requires that WCCT maintain a statutory reserve of $1 million. In June and November 1997, the Company made capital contributions of $350,000 and $425,000, respectively, to WCCT to bring its statutory net worth to the required minimum of $1 million. In March 1998, the Company made an additional capital contribution of $368,000 to WCCT to bring its statutory net worth above the $1 million requirement. At December 31, 1998, WCCT was not in compliance with the statutory net worth requirement having a statutory net worth of approximately $600,000. As a result, on June 2, 1999, the State of Connecticut Insurance Department issued an order requiring WCCT to submit to administrative supervision by the State's Insurance Commissioner until WCCT meets its statutory net worth and other requirements. At September 23, 1999, the State of Connecticut Insurance Department authorized WCNY to issue a $850,000 Surplus Equity Note Receivable to WCCT.

At December 31, 1999 WCCT is not in compliance with the statutory net worth requirement having a statutory net worth of approximately $200,000. At March 20, 2000, the State of Connecticut Insurance Department authorized WCNY to issue a $738,746 Surplus Equity Note Receivable to WCCT. Management has been meeting with the Connecticut Department of Insurance regarding the statutory net worth deficiency to develop a mutually agreeable plan to bring WCCT into compliance with the statutory net worth requirement.

In January 1997, WCNY received the final report on its biennial statutory examination for the years ended December 31, 1994 and 1995 from NYSID. In 1996, during the course of the audit, the Company had recorded two non-recurring medical charges (See Note 3g) based on the interim findings and instructions of NYSID. Additionally, NYSID determined that WCNY was not in compliance with all pertinent New York State regulation sections relating to WCNY's underwriting and rating procedures and referred the matter to NYSID's Office of General Counsel for disciplinary action. In December 1997, WCNY entered into a Stipulation Agreement whereby it agreed to pay a penalty of $91,000 and to correct past violations. An additional penalty of $66,000 may be assessed if NYSID subsequently determines that WCNY has not made a good faith effort to recoup undercharges from incorrectly rated groups. WCNY believes it has directed its best efforts at recouping these undercharges, and believes it will not be assessed any additional penalty.

As a result of the examination, WCNY's statutory net worth was impaired by approximately $1.1 million. In March 1996, the Company made a capital contribution of $3 million to WCNY, and from October 1996 through 1999, the Company loaned WCNY $14.8 million under the provisions of Section 1307 of the New York State Insurance Law. Under Section 1307, the principal and interest are treated as equity capital for regulatory purposes and are repayable out of the free and divisible surplus, subject to the prior approval of the Superintendent of Insurance of the State of New York. These cash infusions more than offset the examination's adjustment to WCNY's net worth.

As a holding company, Well Care's ability to declare and pay dividends is dependent upon cash distributions from its subsidiaries which, with respect to WCNY, are limited by state regulations. Although such regulations do not specifically restrict WCNY from paying dividends, they require WCNY to be financially sound as determined by the New York State Departments of Health and Insurance, and thereby may preclude WCNY from paying dividends. Any transaction that involves five percent (5%) or more of WCNY's assets requires notice to the Commissioner and Superintendent of the Departments of Health and Insurance, respectively, and any transaction that involves ten percent (10%) or more of WCNY's assets requires prior approval. Any decision to pay dividends in the future will be made by Well Care's Board of Directors and will depend upon the Company's earnings, capital requirements, financial condition and such other factors as the Board of Directors may deem relevant.

22.  SUPPLEMENTAL CASH FLOW DISCLOSURES

Cash paid during the year for (in thousands):

                                     1999              1998              1997
--------------------------------------------------------------------------------
Income taxes                   $       --        $       --         $      --
Interest                              502             1,131             1,101

During 1999, non-cash investing and financing activities included the $15 million note to common stock transfer and associated convertible debt inducement interest (see Note 13) and the settlement of outstanding mortgages in exchange for assets associated with the aforementioned mortgages (see Note 12).

23.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments including short-term investments, advances to participating providers, other receivables - net, restricted cash, other non-current assets net, accounts payable and accrued expenses, approximate their fair values.

The fair value of notes receivables consisting primarily of advances to medical practices, is not materially different from the carrying value for financial statement purposes. In making this determination, the Company used interest rates based on an estimate of the credit worthiness of each medical practice.

24.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Selected unaudited data reflecting the Company's consolidated results of operations for each of the last eight quarters are shown in the following table (in thousands, except per share amounts):


                                                1999
                             1ST        2ND            3RD           4TH
--------------------------------------------------------------------------------
Total revenue              $34,412   $31,373(1)      $23,353(2)    $23,371(3)
Total expenses              37,426    40,221          23,429        28,093
Loss from operations        (3,014)   (8,848)            (76)       (4,722)
Loss before
extraordinary item          (3,014)   (7,793)            287        (3,988)
Extraordinary item, net
of tax                          --     7,905           2,715         5,496
Net income (loss)           (3,014)      112           3,002         1,508
Preferred stock deemed
dividend                        --    (3,043)             --            --
Net income (loss)
available to common
shareholders                (3,014)   (2,931)          3,002         1,508
Loss per share before
extraordinary item -
basic and diluted            (0.40)    (1.43)          (0.04)        (0.10)


                                               1999
                             1ST        2ND            3RD           4TH
--------------------------------------------------------------------------------
Extraordinary item -
basic and diluted               --      1.05            0.34          0.14
Net income (loss)
available to common
shareholder - basic and
diluted                      (0.40)    (0.39)           0.38          0.04
Weighted average shares
of common stock
outstanding                  7,562     7,562           7,904        39,011


                                                1998
                             1ST        2ND            3RD           4TH
--------------------------------------------------------------------------------
Total revenue              $35,564   $38,477         $36,191       $34,217
Total expenses              36,782    40,959          39,140        52,985
Loss from operations        (1,218)   (2,482)         (2,949)      (18,768)
Net loss                    (1,218)   (2,482)         (2,949)      (24,209)
Net loss per share-basic
and diluted                  (0.19)    (0.36)          (0.39)        (3.21)

Each quarter is calculated as a discrete period and the sum of the four quarters may not equal the full year amount. Additionally, due to the convertible debt inducement, preferred stock deemed dividend and the tax effect of the extraordinary gain, the 2nd and 3rd quarter information above has been restated from the amounts previously reported.

     (1) The following unusual items occurred in the second quarter of 1999: a) inclusion of approximately $ 9 million in income from claim settlement agreements on claims incurred prior to 5/1/99; b) inclusion of approximately $3 million in expenses from interest on the convertible debt inducement; c) inclusion of approximately $3 million for a preferred stock dividend.

     (2) The following unusual items occurred in the third quarter of 1999: a) inclusion of approximately $ 3 million in income from claim settlement agreements on claims incurred prior to 5/1/99; b) inclusion of income of approximately $100 thousand from settlement of debt and satisfaction of mortgages in foreclosure.

     (3)  The following unusual items occurred in the fourth quarter of 1999:
          a)reversal of approximately $.58 million of previously recorded premium revenues; b)write-off of previously unreserved accounts receivable of $.21 million; c) inclusion of approximately $ 6 million in income from claim settlement agreements on claims incurred prior to 5/1/99.

25.  SUBSEQUENT EVENTS

The Company entered into a transfer agreement with Tampa General Health Plan, Inc. dated January 3, 2000. The agreement stipulates that Tampa General Health Plan, Inc. will transfer approximately five thousand (5,000) members to the Company for a purchase price of $1,150,000. $1,000,000 of the purchase price shall be payable at closing and $150,000 payable upon the closing's one month anniversary.

In May 2000, Dr. Patel assumed the transaction personally from the Company and the 5,000 members purchased will be part of an unrelated entity owned by Dr. Patel.

26.  MANAGEMENT AGREEMENT

WCNY and WCCT have entered into management agreements with Comprehensive Health Management, Inc.("CHM"), an affiliate of Dr. Patel, to manage their HMO administrative operations. The management agreements with CHM are for a period of five years, subject to state department of insurance approval. New York State Regulators approved the management agreement between WCNY and Comprehensive on June 11, 1999. The Connecticut Department of Insurance did not approve the Comprehensive management agreement with WCCT until September 1999. The management fee for each HMO ranges from 7.5% of the premium revenue earned when there are more than 80,000 members to 9.5% of the premium revenue earned when there are less than 40,000 members. WCCT has negotiated with CHM for a discounted management fee equal to 5.5% of premium revenue earned. Under the management agreements, CHM will cover claim processing service costs, utilization review, administrative function payroll services, equipment and maintenance costs, software development and administrative costs. Management fees for the period ended December 1999 were approximately $3,046,000.

BOARD OF DIRECTORS

KIRAN C. PATEL, M.D., Chairman
The WellCare Management, Group, Inc.

MARK D. DEAN, D.D.S., Director
Dentist in Private Practice

PRADIP C. PATEL, Director
President
Well Care HMO, Inc.

RUPESH R. SHAH, Director
CEO
Well Care HMO, Inc.


EXECUTIVE OFFICERS

KIRAN C. PATEL, M.D.
Chairman, President and CEO

KENNETH M. ROSSMAN
Chief Accounting Officer

SANDIP I. PATEL, ESQ.
General Counsel

RUPESH SHAH
Executive Director


TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
40 Wall Street, 46th Floor, New York, New York 10005
Attn: Shareholder Relations (718) 921-8210


FORM 10-K REPORT

Shareholders may receive, without charge, a copy of The WellCare Management Group, Inc. 10-K Annual Report submitted to the Securities and Exchange Commission by writing to: Investor Relations, The WellCare Management Group, Inc. Park West/Hurley Avenue Extension, Kingston, NY 12401


MARKET INFORMATION

The Company's common stock began trading on the Nasdaq Bulletin Board system, effective September 9, 1998, under the symbol "WELL". Previously, the common stock had been listed on the Nasdaq Small Cap Market, since October 30, 1997, and prior to that on the Nasdaq National Market. The following table sets forth the closing high and low sale prices for the common stock for each quarter of the last two calendar years. There is no trading market for the Company's Class A common stock.

                                    HIGH             LOW
1999
First Quarter                       2 1/32            9/16
Second Quarter                      1                 3/16
Third Quarter                        15/16            1/4
Fourth Quarter                      4 5/8             11/32

1998
First Quarter                       3 7/16           2 5/32
Second Quarter                      3 1/8            1 29/32
Third Quarter                       2 1/2              1/2
Fourth Quarter                      1 11/16            1/4

On March 31, 2000, there were approximately 222 and 1 holders of record of the Company's common stock and Class A common stock, respectively, which did not include beneficial owners of shares registered in nominee or street name.

WellCare has not paid cash dividends on its capital stock and does not anticipate paying any cash dividends on its common stock or Class A common stock in the foreseeable future.


INDEPENDENT PUBLIC ACCOUNTANTS
BDO Seidman, LLP
100 S.E. 2nd Street, Suite 2200
Miami, Florida 33131 (305) 381-8000

THE WELLCARE MANAGEMENT GROUP, INC.

CORPORATE HEADQUARTERS
Park West/Hurley Avenue Extension, Kingston, New York 12401       (914) 338-4110

WELLCARE OF NEW YORK, INC.
Park West/Hurley Avenue Extension, Kingston, New York 12401       (914) 338-4110
350 Meadow Avenue, Newburgh, New York 12550                       (914) 566-0700
220 Washington Avenue Extension, Albany, New York 12203           (518) 452-0717
3209 Vestal Parkway East, Vestal, New York 13850                  (607) 770-1444

WELLCARE OF CONNECTICUT, INC.
127 Washington Avenue, North Haven, Connecticut 06473             (203) 239-9522